Denmark
Bancshares, Inc.



Denmark State Bank Locations

Main Office
103 East Main Street
PO Box 130
Denmark, WI 54208-0130
920-863-2161

Bellevue
2646 Noel Drive
Green Bay, WI 54311-6729
920-469-4700

Maribel
14727 South Maribel Road
P.O. Box 106
Maribel, WI 54227-0106
920-863-2822

Reedsville
427 Manitowoc Street
P.O. Box 134
Reedsville, WI 54230-0134
920-754-4366

Whitelaw
202 North Hickory Street
P.O. Box 28
Whitelaw, WI 54247-0028
920-732-4551

Wrightstown
1050 Broadway Street
P.O. Box 359
Wrightstown, WI 54180-0359
920-532-0100

Denmark
Bancshares, Inc.



embracing today
focused on tomorrow

ANNUAL REPORT 2007



A focus on
our future.

Dear Shareholder:

We are pleased to provide you with Denmark Bancshares, Inc.'s 2007 Annual Report. This year's net earnings of $3.3 million reflect a 64% increase over 2006 net earnings. Our highest priority continues to be increasing net earnings and improving asset quality. As you review our 2007 financials, you'll notice that significant progress has been made toward our objectives.

During 2007, key staff additions strengthened the areas of credit administration, marketing and human resources. People continue to be our most valuable asset, and I am confident our current staff is now well-positioned to meet the challenges of the banking industry in 2008.

Denmark Bancshares, Inc. continues to research opportunities to improve our ability to deliver financial products and services more efficiently. During 2007, we were able to improve our bank's efficiency ratio by 8% over 2006. We will change and adapt to remain competitive in today's banking world.

As we look to our future, our financial organization will continue to build off our strengths. Our strong capital position and loan-loss reserves provide the stability to weather financial adversity. Our agricultural and agri-business customer base continues to perform well and provides substantial marketing opportunities. Our experienced Chief Credit Officer will provide solid direction during what is shaping up to be a volatile environment for the banking industry. This report describes these and other areas of focus which we expect to drive our success through 2008 and beyond.

In closing, I would like to thank you, as shareholders, for your support, confidence and understanding during Denmark Bancshares, Inc.'s transition. You have our staff's commitment to ongoing improvement.

Sincerely,

DENMARK BANCSHARES, INC.

John P. Olsen

John P. Olsen, President

Board of Directors
Denmark State Bank

Standing (l-r): Glenn Whipp; Edward Opichka, DDS; Thomas Hartman; Michael Heim; Kenneth Larsen, Sr.; Diane Roundy.

Seated (l-r): John Olsen (President); David Radue; Thomas Wall; Allen Peters.



A focus on
technology




In 2007, we launched our business online banking system, allowing our customers to more effectively manage their money 24 hours a day, 7 days a week. Online banking is easily accessed via our website and allows customers to transfer funds between accounts, view account history and statements, pay bills online, initiate wire transfers and use ACH to collect payments or disburse payments such as payroll. All data is securely encrypted to ensure that it remains confidential.

We encourage all of our customers, both personal and business, to discover the ease of online banking! Visit our website at www.denmarkstatebank.com and click either Personal Banking or Business Banking, then Online Banking, and complete the enrollment form. It's that simple!

A focus on
efficiency

This year, we welcomed **Carl Laveck** to Denmark State Bank. Carl has served in bank leadership roles for more than 35 years, and oversees all commercial and agricultural lending, as well as loan operations and our credit administration function. **Jill Feiler** manages all bank branches, the investment department, electronic banking, the Advantage Club (formerly the Vintage 55 Club), as well as all marketing efforts for the bank. Jill joined Denmark State Bank in 2006 and has more than 15 years of banking and branch management experience.

Carl Laveck, Executive Vice President, Chief Credit Officer and Business Banking Manager of Denmark State Bank and **Jill Feiler,** Retail Banking & Marketing Manager





Maximizing our growth means maximizing our efficiency, so our employees are able to provide high quality solutions to our customers. Carl and Jill play a key role in helping us to work towards this goal in all aspects of our operations. Over the past year, we've centralized many operational tasks, allowing our branch employees to spend more time working with our customers. We are focusing on listening to customers and understanding their needs, so that we can provide them with the products and services that they deserve.





A focus on
customer service



Denmark State Bank Branch Managers: Back row (l-r): Jill Feiler (Denmark), Joan Popp (Reedsville), Mary Kropp (Bellevue), Tiffany Allen (Wrightstown). Front row: Debbie Habeck (Whitelaw) and Ellen Klarkowski (Maribel).

Where customers send their friends. At Denmark State Bank, we recognize that our success stems from providing friendly and personalized service each time a customer walks through our door, visits a drive through, contacts one of our bankers, or visits us online. Our experienced team of branch managers encourages and inspires this **commitment to customer service** in our teams. Our focus on providing a positive banking experience for our customers is what prompts us to **continually improve and enhance** our service line, and has resulted in services like our online banking and bill pay as well as a new processing system that allows deposits made as late as 5 p.m. to be posted to an account that same day. With many familiar faces, longtime employees, and a local community focus, not only are we where customers send their friends, at Denmark State Bank, our customers *are* our friends.

A focus on
our people

Of course, an important key to providing outstanding customer service is taking care of our employees. This year, we enhanced our human resources function by hiring **Linda Johanek** as our Vice President of Human Resources. Linda comes to us with 12 years of experience in human resources, and joins Payroll & Benefits Administrator **Evonne Kreft** in providing the tools, insight and structure to retain dedicated and top-quality team members for all our branches. This past year, the foundational steps of finalizing job descriptions for all positions and formalizing the hiring process were put in place. We are committed to providing our employees the tools to learn, grow and succeed at Denmark State Bank.



Linda Johanek (r), Vice President of Human Resources, and **Evonne Kreft,** Payroll and Benefits Administrator



A focus on
building your wealth



Jeanne Wolf, Investment Manager

We're pleased to announce that **Jeanne Wolf** has joined the Denmark State Bank team. Jeanne is an experienced investment advisor whose background includes more than seven years in financial consulting. She works with our clients by providing thorough financial planning to help them meet all of their investment goals. In addition to her financial expertise, Jeanne's strong customer service skills make her a welcome addition to our bank. She will meet with customers at their convenience and is committed to providing ongoing communication with all of her clients.

A focus on
mortgage growth

The mortgage product is key to our consumer relationships, and we're committed to providing a wide variety of products that fit the needs of all our customers. This year, **Sara DeGrave** joined our mortgage lending team as Mortgage Banking Manager, based from our Bellevue branch. Sara comes to Denmark State Bank with 7 years of mortgage lending experience. She will be focusing on introducing new products while delivering the quality customer service our clients expect. Sara will also be streamlining our mortgage approval process, making it faster and easier to buy or refinance a home. She will also be building and developing new relationships as we continue to maximize our growth potential.

Sara DeGrave, Mortgage Banking Manager









Dennis Heim,
Senior Vice
President & CFO

A focus on
profitability

Denmark Bancshares Inc. (DBI) is focused on providing share-holders with a consistent return on shareholders' equity and has identified return on average equity as the key performance ratio. The actual results for the last three years and the goal of 10% for 2009 are shown in the top chart to the right.

DBI has also set goals for two other important profitability ratios. Return on average assets measures how efficiently a financial institution's assets are employed. Efficiency ratio measures the relationship between overhead and core revenues and indicates DBI's operational efficiency. DBI has set a 1.15% return on assets as the goal for 2009. During 2007, DBI met its goal of reducing the efficiency ratio below 65%. The actual results for the last three years are shown in the charts to the right, along with the 2009 goals. The improvement in profitability during 2007 is primarily the result of a higher net interest margin, a decrease in overhead expenses, a lower provision for credit losses as the result of a substantial drop in net-charge-offs, and an increase in noninterest income. Additional details may be found in the Overview to Management's Discussion and Analysis beginning on page 30.



Return on Average Equity

2005	2006	2007	2009 (goal)
5.12%	4.02%	6.50%	10.00%



Return on Average Assets

2005	2006	2007	2009 (goal)
0.65%	0.50%	0.84%	1.15%



Efficiency Ratio

2005	2006	2007	2009 (goal)
69%	71%	63%	65%

The advantage you deserve...

Join the
Advantage Club!

We're excited to announce that the Vintage 55 Club has been renamed **The Advantage Club**—and membership is now open to customers of all ages! The new name better reflects the diverse range of travel opportunities and other benefits our members can choose from. Excursions have been designed for every age, ability, interest and budget. Members of the Advantage Club also enjoy:

• Fee-free personal checking
• Interest bearing checking
• A 25% discount on a safe deposit box rental
• Visa card with no annual fees
• Financial and estate planning
• Travelers checks, money orders, stop payments, notary services, and telephone transfers

Take advantage of these special travel opportunities!
Travel with Donna and Julie on a variety of trips each year. All tours depart from one or more of our bank locations. Join us for one or more of the following events over the coming year:

2008 - 2009 Trips
October 2008
Ancient Egypt & The Nile River
Albuquerque, New Mexico Balloon Festival

March 2009
Hawaiian Islands (12 day tour visiting the islands of Hawaii, Oahu, Maui, and Kauai)

June 2009
Alaskan cruise






SELECTED FINANCIAL DATA

	Year Ended December 31,				
	2007	2006	2005	2004	2003
INCOME STATEMENT DATA					
Interest income	$26,193	$24,683	$22,259	$19,615	$19,792
Interest expense	12,756	12,198	8,913	5,925	6,452
Net interest income	$13,437	$12,485	$13,346	$13,690	$13,340
Less: Provision for credit losses	903	1,257	786	327	434
Net interest income after provision for credit losses	$12,534	$11,228	$12,560	$13,363	$12,906
Plus: Noninterest income	$1,832	$1,619	$1,567	$1,734	$2,027
Less: Noninterest expense	10,190	10,823	10,961	10,049	9,066
Net noninterest expense	($8,358)	($9,204)	($9,394)	($8,315)	($7,039)
Income before income taxes	$4,176	$2,024	$3,166	$5,048	$5,867
Income tax expense	866	9	580	1,190	1,525
Net income	$3,310	$2,015	$2,586	$3,858	$4,342
PER SHARE DATA					
Net income	$27.80	$16.87	$21.48	$31.86	$39.40
Cash dividends declared	14.40	14.30	14.10	13.25	12.25
Book value (year end)	435.42	420.33	421.14	416.94	400.29
BALANCE SHEET DATA					
Average balances:					
Total loans (includes loans held for sale)	$305,273	$314,411	$312,532	$282,000	$258,276
Investment securities	52,251	48,896	49,049	48,470	51,661
Assets	393,547	401,720	395,535	366,550	350,301
Deposits	289,021	288,976	284,568	265,916	259,625
Stockholders' equity	50,924	50,183	50,556	49,676	40,203
Year-end balances:					
Total loans (includes loans held for sale)	$303,574	$306,935	$326,512	$300,864	$266,503
Allowance for possible credit losses	5,871	5,732	6,400	5,820	5,529
Investment securities	51,715	51,085	49,570	49,005	49,909
Assets	409,934	402,843	414,521	396,685	358,878
Deposits	308,954	293,662	298,254	288,758	263,731
Long-term debt	25,750	27,802	35,015	33,773	26,480
Stockholders' equity	51,838	50,042	50,553	50,383	48,569
FINANCIAL RATIOS					
Return on average equity	6.50%	4.02%	5.12%	7.77%	10.80%
Return on average assets	0.84%	0.50%	0.65%	1.05%	1.24%
Net interest spread (tax-equivalent)	3.24%	2.98%	3.42%	3.93%	3.95%
Average equity to average assets	12.94%	12.49%	12.78%	13.55%	11.48%
Allowance for credit losses to loans	1.94%	1.87%	1.96%	1.93%	2.07%
Non-performing loans to allowance for credit losses	134.63%	139.57%	118.56%	101.37%	113.61%

Dollars in thousands except per share data.

TABLE OF CONTENTS

Denmark Bancshares, Inc. ("DBI"), headquartered in Denmark, Wisconsin, is a diversified one-bank holding company. Denmark State Bank ("DSB"), DBI's subsidiary bank, offers six full service banking offices located in the Villages of Denmark, Bellevue, Maribel, Reedsville, Whitelaw and Wrightstown, serving primarily Brown, Kewaunee, Manitowoc and Outagamie Counties. DBI also extends farm credit through its subsidiary Denmark Agricultural Credit Corporation ("DACC").



Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Denmark Bancshares, Inc.
Denmark, Wisconsin

We have audited the accompanying consolidated statements of financial condition of Denmark Bancshares, Inc. and Subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2007. We also have audited Denmark Bancshares, Inc. and Subsidiaries internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Denmark Bancshares, Inc. and Subsidiaries' management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Denmark Bancshares, Inc. and Subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, Denmark Bancshares, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Wipfli LLP

Wipfli LLP

Green Bay, Wisconsin
February 29, 2008

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Denmark Bancshares, Inc. ("DBI") is responsible for establishing and maintaining adequate internal control over financial reporting. DBI's internal control system was designed to provide reasonable assurance as to the reliability of financial reporting and the preparation and presentation of the consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

DBI's management conducted an assessment, including testing, of the effectiveness of its internal control over financial reporting as of December 31, 2007. In making this assessment, DBI used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework*. Based on this assessment, DBI's management believes that, as of December 31, 2007, DBI's internal control over financial reporting is effective based on those criteria.

The effectiveness of internal control over financial reporting as of December 31, 2007 has been audited by Wipfli LLP, an independent registered public accounting firm, as stated in their report dated February 29, 2008, which is presented above.

John P. Olsen   Dennis J. Heim
President   Vice President

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

As of December 31,

ASSETS

Assets	2007	2006
Cash and due from banks	$10,631,937	$9,258,418
Federal funds sold	20,836,000	11,744,000
Investment Securities		
Available-for-sale, at fair value	16,187,633	13,611,476
Held-to-maturity (fair value approximates $37,210,397 and $39,169,568, respectively)	35,527,620	37,473,611
Total Investment Securities	$51,715,253	$51,085,087
Loans less allowance for credit losses of $5,870,512 and $5,731,674, respectively	296,765,850	300,299,635
Loans held for sale	937,846	903,793
Premises and equipment, net	8,568,794	9,283,780
Other investments, at cost	6,586,625	4,944,649
Accrued interest receivable	2,180,057	2,218,003
Other assets	11,711,276	13,105,832
TOTAL ASSETS	$409,933,638	$402,843,197

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Deposits		
Noninterest-bearing	$45,090,344	$41,338,954
Interest-bearing	263,863,481	252,322,716
Total Deposits	$308,953,825	$293,661,670
Short-term borrowings	20,746,640	28,579,445
Accrued interest payable	1,175,520	1,426,938
Other liabilities	1,469,623	1,330,699
Long-term debt	25,750,000	27,802,069
Total Liabilities	$358,095,608	$352,800,821

Stockholders' Equity		
Common stock, no par value, authorized 640,000 shares; issued 119,053 net of 2,477 shares of treasury stock in 2007 and 2006	$16,106,590	$16,106,590
Paid in capital	469,986	469,986
Retained earnings	35,096,323	33,500,531
Accumulated other comprehensive income/(loss)	165,131	(34,731)
Total Stockholders' Equity	$51,838,030	$50,042,376
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$409,933,638	$402,843,197

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31,

	2007	2006	2005
Interest Income			
Loans including fees	$22,919,212	$21,520,935	$19,405,904
Investment securities:			
Taxable	822,822	464,213	286,473
Tax-exempt	1,889,510	1,992,604	2,052,247
Interest on federal funds sold	324,369	289,632	69,500
Other interest income	236,847	415,932	445,336
	$26,192,759	$24,683,316	$22,259,460
Interest Expense			
Deposits	$10,242,846	$9,333,348	$6,659,753
Short-term borrowings	1,360,300	1,499,933	795,340
Long-term debt	1,152,540	1,364,610	1,458,106
	$12,755,686	$12,197,891	$8,913,199
Net interest income	$13,437,073	$12,485,425	$13,346,261
Provision for Credit Losses	903,000	1,257,000	786,000
Net interest income after provision for credit losses	$12,534,073	$11,228,425	$12,560,261
Other Income			
Service fees and commissions	$785,373	$1,036,583	$940,420
Investment security losses	0	(59,486)	0
Loan sale gains	45,207	84,769	134,309
Bank owned life insurance	249,246	213,000	211,000
Gain on sale of insurance business	380,881	0	0
Other	370,822	344,233	281,718
	$1,831,529	$1,619,099	$1,567,447
Other Expense			
Salaries and employee benefits	$5,912,213	$6,396,726	$6,615,689
Occupancy expenses	1,351,251	1,510,244	1,365,939
Data processing expenses	720,424	1,024,490	731,992
Marketing expenses	124,744	148,163	256,717
Directors fees	126,850	156,415	234,800
Professional fees	293,027	359,738	223,698
Printing and supplies	214,878	180,328	212,703
Amortization of intangibles	192,391	209,292	212,881
Loss on sale of other real estate	315,304	22,907	225,863
Other real estate expenses	389,280	185,727	64,395
Other operating expenses	549,283	629,148	817,216
	$10,189,645	$10,823,178	$10,961,893
Income before income taxes	$4,175,957	$2,024,346	$3,165,815
Income tax expense	865,802	9,394	579,941
NET INCOME	$3,310,155	$2,014,952	$2,585,874
EARNINGS PER COMMON SHARE	$27.80	$16.87	$21.48

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Total
	Shares	Amount				
Balance, December 31, 2004	120,839	$17,678,887	$470,094	$32,300,582	($66,331)	$50,383,232
Comprehensive income						
Net income				2,585,874		2,585,874
Other comprehensive loss, net of tax						
Change in unrealized loss on securities available-for-sale					(17,787)	(17,787)
Total comprehensive income						$2,568,087
Cash dividend, $14.10 per share				(1,694,952)		(1,694,952)
Treasury stock sales	87	76,299				76,299
Treasury stock acquisitions	(888)	(780,014)				(780,014)
Balance, December 31, 2005	120,038	$16,975,172	$470,094	$33,191,504	($84,118)	$50,552,652
Comprehensive income						
Net income				2,014,952		2,014,952
Other comprehensive loss, net of tax						
Change in unrealized gain on securities available-for-sale, net of reclassification adjustment (1)					49,387	49,387
Total comprehensive income						$2,064,339
Cash dividend, $14.30 per share				(1,705,925)		(1,705,925)
Treasury stock sales	245	215,218	(108)			215,110
Treasury stock acquisitions	(1,230)	(1,083,800)				(1,083,800)
Balance, December 31, 2006	119,053	$16,106,590	$469,986	$33,500,531	($34,731)	$50,042,376
Comprehensive income						
Net income				3,310,155		3,310,155
Other comprehensive income, net of tax						
Change in unrealized gain on securities available-for-sale					199,862	199,862
Total comprehensive income						$3,510,017
Cash dividend, $14.40 per share				(1,714,363)		(1,714,363)
BALANCE, DECEMBER 31, 2007	119,053	$16,106,590	$469,986	$35,096,323	$165,131	$51,838,030

(1) Disclosure of reclassification amount:

Unrealized holding gains arising during the period	$13,320	
Plus: reclassification adjustment for losses included in net income, net of income tax	36,067	
Net unrealized gains on securities	$49,387	

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31,

	2007	2006	2005
Cash Flows from Operating Activities:			
Net income	$3,310,155	$2,014,952	$2,585,874
Adjustments to reconcile net income to			
net cash provided by operating activities:			
Depreciation	777,405	882,308	747,337
Provision for credit losses	903,000	1,257,000	786,000
Amortization of intangibles	192,391	209,292	212,881
Gains on sales of loans	(45,207)	(84,769)	(134,309)
Loss on sale of assets	316,828	82,699	219,666
Amortization of bond premium	12,035	20,101	20,908
Accretion of bond discount	(206,804)	(179,104)	(167,444)
Loans originated for sale	(3,740,245)	(7,274,293)	(11,848,512)
Proceeds from sale of loans	3,598,594	7,695,612	11,339,900
Gain on sale of insurance assets	(380,881)	0	0
Common stock dividends	0	0	(315,795)
Income from bank owned life insurance	(249,246)	(213,000)	(211,000)
Change in interest receivable	37,946	(185,590)	(318,621)
Change in interest payable	(251,418)	161,063	423,048
Other, net	(169,122)	(312,738)	(170,671)
Net Cash Provided by Operating Activities	$4,105,431	$4,073,533	$3,169,262
Cash Flows from Investing Activities:			
Maturities of held-to-maturity securities	$2,610,000	$1,875,300	$1,970,000
Maturities and sales of available-for-sale securities	7,601,112	8,193,706	10,980,274
Purchases of held-to-maturity securities	(515,662)	(640,000)	(375,000)
Purchases of available-for-sale securities	(9,820,573)	(10,762,682)	(13,019,965)
Proceeds from sale of insurance assets	500,000	0	0
Purchases of AgriBank, FCB common stock	0	(45,000)	(45,000)
Money market mutual funds, net	(1,641,976)	(203,543)	(140,294)
Federal funds sold, net	(9,092,000)	(6,604,000)	8,979,000
Proceeds from sale of FHLB Common Stock	0	3,047,284	0
Proceeds from sale of foreclosed assets	3,451,120	1,538,415	1,177,800
Proceeds from sale of building	0	123,351	0
Net decrease (increase) in loans made to customers	560,724	12,307,867	(25,799,791)
Capital expenditures	(83,527)	(109,114)	(2,563,947)
Net Cash (Used) Provided by Investing Activities	($6,430,782)	$8,721,584	($18,836,923)
Cash Flows from Financing Activities:			
Net increase (decrease) in deposits	$15,292,155	($4,592,002)	$9,496,057
Purchase of treasury stock	0	(1,083,800)	(780,014)
Sale of treasury stock	0	215,110	76,299
Dividends paid	(1,708,411)	(1,706,995)	(1,658,316)
Debt proceeds	16,702,465	36,019,072	41,412,048
Debt repayments	(26,587,339)	(42,883,147)	(33,657,522)
Net Cash Provided (Used) by Financing Activities	$3,698,870	($14,031,762)	$14,888,552
Net increase (decrease) in cash and cash equivalents	$1,373,519	($1,236,645)	($779,109)
Cash and cash equivalents, beginning	9,258,418	10,495,063	11,274,172
CASH AND CASH EQUIVALENTS, ENDING	$10,631,937	$9,258,418	$10,495,063
Noncash Investing Activities:			
Loans transferred to foreclosed properties	$2,222,866	$5,006,576	$589,000
Total (decrease) increase in unrealized loss on			
securities available-for-sale	($310,275)	($81,959)	$26,515

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

Denmark Bancshares, Inc. is a bank holding company as defined in the Bank Holding Company Act. As such, it exercises control over Denmark State Bank, Denmark Ag Credit Corporation and McDonald-Zeamer Insurance Agency, Inc. A majority of DBI's assets are held by Denmark State Bank. On January 2, 2007, McDonald-Zeamer Insurance Agency, Inc. sold the insurance book of business and agreed to exit the insurance business for a period of three years.

Denmark State Bank, a wholly owned subsidiary of Denmark Bancshares, Inc., operates under a state bank charter, and provides full banking services to its customers. Denmark Investments Inc. is a wholly owned subsidiary of Denmark State Bank. DBI and its subsidiaries make agribusiness, commercial and residential loans to customers throughout the state, but primarily in eastern Wisconsin. DBI and its subsidiaries have a diversified loan portfolio, however, a substantial portion of their debtors' ability to honor their contract is dependent upon the agribusiness economic sector. The main loan and deposit accounts are fully disclosed in Notes 4 and 7. The significant risks associated with financial institutions include interest rate risk, credit risk, liquidity risk and concentration risk.

Basis of Consolidation

The consolidated financial statements include the accounts of Denmark Bancshares, Inc. and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates in the financial statements include allowance for credit losses and accounting for the impairment of loans, which are discussed specifically in the following sections of this footnote.

Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks. Cash flows from demand deposits, NOW accounts, savings accounts, federal funds purchased and sold, cash receipts and payments of loans and time deposits are reported net. For purposes of cash flow reporting, income taxes paid were $867,610, $435,141 and $880,947 and interest paid was $13,015,713, $12,061,075 and $8,505,002 for the years ended December 31, 2007, 2006 and 2005, respectively.

Investment Securities

Investment securities are designated as available-for-sale or held-to-maturity when purchased and remain in that classification until they are sold or mature. Debt and equity securities classified as available-for-sale are stated at estimated fair value, with unrealized gains and losses, net of any applicable deferred income taxes, reported as a separate component of stockholders' equity. Debt securities classified as held-to-maturity are stated at cost adjusted for amortization of premiums and accretion of discounts, which are recognized as adjustments to interest income. Realized gains or losses on dispositions are recorded in other operating income on the trade date, based on the net proceeds and the adjusted carrying amount of the securities sold using the specific identification method.

Loans

Loans are reported at the principal amount outstanding, net of the allowance for credit losses. Interest on loans is calculated and accrued by using the simple interest method on the daily balance of the principal amount outstanding. Loan-origination fees are credited to income when received and the related loan-origination costs are expensed as incurred. Capitalization of the fees net of the related costs would not have a material effect on the consolidated financial statements.

Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is discontinued either when reasonable doubt exists as to the full, timely collection of interest or principal or when a loan becomes contractually past due by ninety days or more with respect to interest or principal. When a loan is placed on nonaccrual, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of the management, the loans are estimated to be fully collectible as to both principal and interest.

A loan is impaired when, based on current information and events, it is probable that not all amounts due will be collected according to the contractual terms of the loan agreement. Impaired loans are measured at the estimated fair value of the collateral. If the estimated fair value of the impaired loan is less than the recorded investment in the loan, an impairment is recognized by creating a valuation allowance. Interest income is recognized in the same manner described above for nonaccrual loans.

Allowance for Credit Losses

The allowance for credit losses is established through a provision for credit losses charged to expense. Loans are charged against the allowance for credit losses when management believes that the collectibility of the principal is unlikely. The allowance is an amount that management believes to be adequate to absorb losses inherent in existing loans, based on evaluations of the collectibility and prior loss experience of loans. The evaluations take into consideration such factors as changes in the nature and volume of the portfolio, overall portfolio quality, loan concentrations, specific problem loans, leases and commitments, and current and anticipated economic conditions that may affect the borrowers' ability to pay.

Loans Held For Sale

Loans originated and intended for sale in the secondary market are carried at lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Other Real Estate Owned

Other real estate owned represents real estate of which DBI has taken control in partial or total satisfaction of loans. Other real estate owned is carried at the lower of cost or fair value, less estimated costs to sell. Losses at the time property is classified as other real estate owned are charged to the allowance for credit losses. Subsequent gains and losses, as well as operating income or expense related to other real estate owned, are charged to expense. Other real estate owned, which is included in other assets, totaled $2,541,615 and $3,788,100 at December 31, 2007 and 2006, respectively.

Other Investments

Other investments are carried at cost and consist primarily of Federal Home Loan Bank (FHLB) stock and AgriBank stock. Other investments are evaluated for impairment on an annual basis. As a member of the FHLB, DSB is required to hold stock in the FHLB based on the anticipated amount of FHLB borrowings to be advanced. This stock is recorded at cost, which approximates fair value. Transfer of the stock is substantially restricted.

Premises and Equipment

Premises and equipment owned are stated at cost less accumulated depreciation which is computed principally on the straight-line method over the estimated useful lives of the assets. The estimated useful lives of the assets are forty years for buildings, fifteen years for leasehold improvements and three to seven years for furniture and equipment.

Intangible Assets

Other intangibles, which include primarily core deposit intangibles, are amortized on a straight-line basis generally over a period of up to 15 years. Annually management reviews the intangible assets for impairment. Other intangibles are included in Other Assets.

Income Taxes

Deferred income tax assets and liabilities are determined using the liability method. Under this method the net deferred income taxes are provided for timing differences between items of income or expense reported in the consolidated financial statements and those reported for income tax purposes. A liability may also be recognized for unrecognized tax benefits from uncertain tax positions. Unrecognized tax benefits represent the differences between a tax position taken or expected to be taken in a tax return and the benefit recognized and measured in the financial statements. Interest and penalties related to unrecognized tax benefits are classified as income taxes.

Treasury Stock

Treasury stock consists of 2,477 shares at a cost of $2,067,386 as of both December 31, 2007 and 2006, and is netted against common stock on the consolidated statement of financial condition.

Earnings per Common Share

Earnings per common share are computed based on the weighted average number of shares of common stock outstanding during each year. DBI does not have any stock based compensation plans, therefore basic and diluted earnings per share are presented as one number. The number of shares used in computing basic earnings per share is 119,053, 119,429 and 120,387 for the years ended December 31, 2007, 2006 and 2005, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reclassifications

Certain amounts in the prior year financial statements have been reclassified for comparative purposes to conform with the presentation in the current year.

New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. (FIN) 48, *Accounting for Uncertainty in Income Taxes*. This interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 in the first quarter of 2007 by DBI had no material impact on its financial statements.

Newly Issued Not Yet Effective Accounting Pronouncements

In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements*. This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Statement No. 157 establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of restriction on the sale or use of an asset. This Statement is effective for fiscal years beginning after November 15, 2007. We have not yet completed our evaluation of the impact of the adoption of this statement.

In February 2007, the FASB issued FSAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115*. SFAS No. 159 permits an entity to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS No. 159 are elective; however, the amendment of SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities,* applies to all entities with available-for-sale or trading securities. For financial instruments elected to be accounted for at fair value, an entity will report the unrealized gains and losses in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We have not yet completed our evaluation of the impact of the adoption of this statement.

NOTE 2 – CASH RESTRICTIONS

DSB is required to maintain non-interest-bearing deposits on hand or with the Federal Reserve Bank. Required reserves of $1,029,000 and $1,077,000 as of December 31, 2007 and 2006, respectively, were satisfied by currency and coin holdings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - INVESTMENT SECURITIES

The amortized cost and estimated fair value of securities available-for-sale were as follows:

| | December 31, 2007 | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
U.S. Government agencies	$12,124,622	$236,677	$0	$12,361,299
Mortgage-backed securities	1,334,149	22,102	(5,839)	1,350,412
State and local governments	972,544	8,171	(4,793)	975,922
Corporate debt securities	1,500,000	0	0	$1,500,000
	$15,931,315	$266,950	($10,632)	$16,187,633

| | December 31, 2006 | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
U.S. Government agencies	$10,364,395	$3,789	($39,884)	$10,328,300
Mortgage-backed securities	469,434	0	(10,155)	459,279
State and local governments	1,821,604	197	(7,904)	1,813,897
Corporate debt securities	1,010,000	0	0	$1,010,000
	$13,665,433	$3,986	($57,943)	$13,611,476

The amortized cost and estimated fair value of securities held-to-maturity were as follows:

| | December 31, 2007 | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
State and local governments	$35,527,620	$1,686,858	($4,081)	$37,210,397

| | December 31, 2006 | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
State and local governments	$37,473,611	$1,695,957	$0	$39,169,568

The amortized cost and estimated fair values of securities at December 31, 2007, by maturity were as follows:

| | Securities Available-for-Sale | | Securities Held-to-Maturity | |
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Amounts Maturing				
Within one year	$1,962,775	$1,961,846	$2,241,988	$2,255,176
From one through five years	4,743,918	4,813,499	8,466,188	8,902,523
From five through ten years	1,382,201	1,396,116	12,262,291	12,818,181
After ten years	7,842,421	8,016,173	12,557,154	13,234,517
	$15,931,315	$16,187,634	$35,527,621	$37,210,397

Mortgage-backed securities are allocated according to their expected prepayments rather than their contractual maturities. Certain state and local governments' securities are allocated according to their put date. Fair values of securities are estimated based on financial models or prices paid for similar securities. It is possible interest rates could change considerably resulting in a material change in the estimated fair value.

There were no securities sold in 2007. Available-for-sale mortgage-backed securities were sold for total proceeds of $2,177,904 with gross realized losses totaling $59,486, during 2006. There were also no securities sold during 2005.

Information pertaining to securities with gross unrealized losses at the end of the last two years, aggregated by investment category and length of time that individual securities have been in a continuous loss position follows:

December 31, 2007	Less Than Twelve Months		Over Twelve Months	
	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value
Securities Available for Sale				
U.S. Government agencies	$0	$0	$0	$0
Mortgage-backed securities	0	0	5,838	352,475
State and local governments	1,392	180,810	3,402	206,702
Total securities available for sale	$1,392	$180,810	$9,240	$559,176
Securities Held to Maturity				
State and local governments	$4,081	$720,908	$0	$0
Total securities held to maturity	$4,081	$720,908	$0	$0

December 31, 2006	Less Than Twelve Months		Over Twelve Months	
	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value
Securities Available for Sale				
U.S. Government agencies	$39,884	$8,460,372	$0	$0
Mortgage-backed securities	0	0	10,155	459,279
State and local governments	7,904	1,563,700	0	0
Total securities available for sale	$47,788	$10,024,072	$10,155	$459,279

At December 31, 2007, five debt securities have unrealized losses with aggregate depreciation of less than 1% from DSB's amortized cost basis. These unrealized losses relate principally to the increase in interest rates and are not due to changes in the financial condition of the issuer. In analyzing an issuer's financial condition, management considers whether the securities are issued by a government body or agency, whether a rating agency has downgraded the securities, and industry analysts' reports. Since management has the ability to hold debt securities for the foreseeable future, no declines are deemed to be other than temporary.

Investments in securities issued by the Federal Home Loan Bank with an amortized cost totaling $6,836,317 represents a significant concentration of investments (greater than 10 percent of stockholders' equity) in any individual security issuer.

Investment securities with an amortized cost of $358,313 and $442,078 and estimated fair value of $352,474 and $432,124, at December 31, 2007 and 2006, respectively were pledged to secure public deposits and for other purposes required or permitted by law.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - LOANS

Major categories of loans included in the loan portfolio are as follows:

	December 31,	
	2007	2006
Real estate:		
Residential	$95,108,185	$98,318,822
Commercial	59,169,245	60,496,518
Agricultural	43,444,746	39,857,656
Construction	22,722,952	27,621,381
	$220,445,128	$226,294,377
Commercial	$33,241,114	$35,826,439
Agricultural	39,582,154	34,782,844
Consumer installment	8,275,229	8,040,355
Unsecured loans	1,092,737	1,087,294
Total loans receivable	$302,636,362	$306,031,309
Allowance for credit losses	(5,870,512)	(5,731,674)
NET LOANS RECEIVABLE	$296,765,850	$300,299,635

Nonaccrual loans totaled $7,904,066 and $8,000,306 at December 31, 2007 and 2006, respectively. There were no loans past-due ninety days or more and still accruing. The reduction in interest income associated with nonaccrual loans is as follows:

	Year Ended December 31,		
	2007	2006	2005
Income in accordance with			
original loan terms	$883,335	$901,145	$584,617
Income recognized	(615,361)	(592,799)	(421,415)
REDUCTION IN INTEREST INCOME	$267,973	$308,346	$163,202

Information concerning the Company's investment in impaired loans is as follows:

	Year Ended December 31,		
	2007	2006	2005
Impaired loans with a related allowance	2,432,608	7,360,713	3,785,842
Impaired loans without a related allowance	2,853,512	0	0
Total investment in impaired loans	$5,286,119	$7,360,713	$3,785,842
Related allowance	(272,286)	(367,358)	(684,110)
Average investment in impaired loans during the year	7,778,595	9,633,245	4,578,580
Interest income recognized on a cash basis	307,130	530,510	205,417

Changes in the allowance for credit losses were as follows:

	Year Ended December 31,		
	2007	2006	2005
Balance - beginning of year	$5,731,674	$6,400,480	$5,820,150
Charge-offs	(872,531)	(2,016,001)	(336,275)
Recoveries	108,369	90,195	130,605
Provision charged to operations	903,000	1,257,000	786,000
BALANCE - END OF YEAR	$5,870,512	$5,731,674	$6,400,480

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	December 31,	
	2007	2006
Land	$1,080,548	$1,080,548
Buildings and improvements	9,270,694	9,270,694
Furniture and fixtures	5,160,157	5,165,555
	$15,511,399	$15,516,797
Less: Accumulated depreciation	(6,942,605)	(6,233,017)
NET	$8,568,794	$9,283,780

NOTE 6 - INTANGIBLE ASSETS

The gross carrying amount, accumulated amortization and net book value of intangible assets were as follows:

	December 31,	
	2007	2006
Gross carrying amount	$2,885,866	$3,297,784
Less: Accumulated amortization	(2,004,074)	(2,124,065)
NET BOOK VALUE	$881,792	$1,173,719

For the next four years intangible assets will be amortized at $192,391 annually with a monthly amortization of $16,033 for an additional seven months.

NOTE 7 - INTEREST-BEARING DEPOSITS

Interest-bearing deposits consisted of the following:

	December 31,	
	2007	2006
NOW accounts	$18,680,537	$16,115,166
Savings accounts	15,947,845	17,722,281
Money market accounts	88,108,029	82,722,399
Time deposit accounts	141,127,070	135,762,870
TOTAL	$263,863,481	$252,322,716

The following table shows the maturity distribution of time deposit accounts:

	December 31,	
(In thousands)	2007	2006
Within one year	$106,444	$92,192
One to two years	27,513	24,436
Two to three years	4,369	9,020
Three to four years	1,995	7,830
Over four years	806	2,285
TOTAL	$141,127	$135,763

Time deposit accounts issued in amounts of $100,000 or more totaled $39,639,890 and $36,942,133 at December 31, 2007 and 2006, respectively.

NOTE 8 – SHORT-TERM BORROWINGS

Short-term borrowings included notes payable of $20,746,640 and $28,579,445 at December 31, 2007 and 2006, respectively. Notes payable are secured by Denmark State Bank and Denmark Ag Credit Corporation stock and agricultural loans with a carrying value of $22,856,301 and $30,518,225 as of December 31, 2007 and 2006, respectively. The pledged notes also secure long-term debt. Notes payable have fixed and variable interest rates ranging from 4.97% to 6.88% at December 31, 2007. As of December 31, 2007, DBI had $35,444,360 of unused lines of credit with banks to be drawn upon as needed.

NOTE 9 - LONG-TERM DEBT

Long-term debt consisted of the following:

	For the Years Ended December 31,			
	2007		2006	
Federal Home Loan Bank:	Rates	Amount	Rates	Amount
Fixed rate advances	3.79%-5.42%	$12,500,000	3.59%-5.42%	$22,500,000
Callable fixed rate advances	4.08%-4.68%	13,000,000	4.68%	5,000,000
Agribank, FCB:				
Fixed rate advances	4.66%	250,000	4.66%	250,000
Other:				
Fixed rate advance		0	8%	52,069
TOTAL		$25,750,000		$27,802,069

The following is a summary of scheduled maturities of borrowed funds as of December 31, 2007:

	Weighted Average Rate	Amount
2008	5.42%	2,500,000
2009	3.79%	7,000,000
2010	4.53%	3,250,000
2011	0.00%	0
2012	4.30%	4,000,000
Thereafter	4.41%	9,000,000
TOTAL		$25,750,000

The notes payable to Federal Home Loan Bank of Chicago are secured by residential mortgages with a carrying amount of $74,500,682 and $76,729,390 as of December 31, 2007 and 2006, respectively. AgriBank, FCB notes payable are secured by agricultural loans with a carrying value of $22,856,301 and $30,518,225 as of December 31, 2007 and 2006, respectively. The pledged notes also secure short-term borrowings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - INCOME TAXES

The provision for income taxes in the consolidated statement of income is as follows:

(In thousands)		2007	2006	2005
Current:	Federal	$813	$346	$745
	State	221	(19)	106
		$1,034	$327	$851
Deferred:	Federal	($85)	($334)	($266)
	State	(83)	16	(5)
		($168)	($318)	($271)
	TOTAL PROVISION FOR INCOME TAXES	$866	$9	$580

Applicable income taxes for financial reporting purposes differ from the amount computed by applying the statuatory federal income tax rate for the reasons noted in the table below:

	2007		2006		2005	
(In thousands)	Amount	%	Amount	%	Amount	%
Tax at statutory federal income tax rate	$1,420	34%	$685	34%	$1,076	34%
Increase (decrease) in tax resulting from:						
Tax-exempt income	(577)	(14)	(608)	(30)	(546)	(17)
State income tax, net of federal tax benefit	105	3	2	0	67	2
Bank owned life insurance	(85)	(2)	(72)	(3)	(72)	(2)
Other, net	3	0	2	0	55	1
APPLICABLE INCOME TAXES	$866	21%	$9	1%	$580	18%

Other assets in the accompanying statements of financial condition include the following amounts of deferred tax assets and deferred tax liabilities:

(In thousands)	2007	2006
Deferred tax assets:		
Allowance for credit losses	$2,136	$1,907
Unrealized losses on available-for-sale securities	0	19
State tax net operating loss carryforward	283	258
Interest receivable on nonaccrual loans	158	164
Alternative Minimum Tax	320	468
Other	126	77
Gross deferred tax assets	$3,023	$2,893
Valuation allowance for net operating loss carryforwards	(260)	(258)
Total deferred tax assets	$2,763	$2,635
Deferred tax liabilities:		
Accumulated depreciation on fixed assets	$232	$299
Unrealized gains on available-for-sale securities	$91	$0
State income taxes	143	116
Stock dividends received	395	395
Other	34	15
Total deferred tax liabilities	$895	$825
NET DEFERRED TAX ASSET	$1,868	$1,810

DBI has state net operating loss carryforwards of approximately $2,783,000. Portions of DBI's net operating losses have been expiring since 2000. DBI has an AMT credit carryforward of approximately $320,000.

NOTE 11 - EMPLOYEE BENEFIT PLAN

DBI has a 401(k) profit sharing and retirement savings plan. The plan essentially covers all employees who have been employed over one-half year, and are at least twenty and one-half years old. Provisions of the 401(k) profit sharing plan provide for the following:

§ DBI will contribute 50% of each employee contribution up to a maximum DBI contribution of 2%. Employee contributions above 4% do not receive any matching contribution.

§ DBI may elect to make contributions out of profits. These profit sharing contributions are allocated to the eligible participants based on their salary as a percentage of total participating salaries. The contribution percentage was 8% for 2007, 2006 and 2005.

DBI provides no post retirement benefits to employees except for the 401(k) profit sharing and retirement savings plan discussed above which are currently funded. DBI expensed contributions of $372,925, $412,767 and $417,756 for the years 2007, 2006 and 2005, respectively.

NOTE 12 – COMMITMENTS AND CREDIT RISK

DBI and its subsidiaries are parties to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of their customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial position. The contract or notional amounts of those instruments reflect the extent of involvement DBI and its subsidiaries have in particular classes of financial instruments.

(In thousands)	Contract or Notional Amount December 31, 2007	Secured Portion
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit	$27,054	$20,339
Standby letters of credit and financial guarantees written	1,310	1,310

The exposure of DBI and its subsidiaries to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of these instruments. DBI and its subsidiaries use the same credit policies in making commitments and conditional obligations as for on-balance sheet instruments. DBI and its subsidiaries require collateral or other security to support financial instruments with credit risk.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. DBI and its subsidiaries evaluate each customer's creditworthiness on a case-by-case basis. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties. As of December 31, 2007, variable rate commitments totaled $12,602,000.

Standby letters of credit are conditional commitments issued by DSB to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support commercial business transactions. When a customer fails to perform according to the terms of the agreement, DSB honors drafts drawn by the third party in amounts up to the contract amount. A majority of the letters of credit expire within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties and residential properties. All letters of credit are fully collateralized.

DBI maintains deposits at other financial institutions. These deposits are insured by the Federal Deposit Insurance Corporation up to $100,000. The balance in excess of the insured amount as of December 31, 2007, was approximately $1,773,000. Federal funds sold to correspondent banks are not insured.

NOTE 13 - RELATED PARTY TRANSACTIONS

At December 31, 2007 and 2006 certain DBI subsidiary executive officers, directors and companies in which they have a ten percent or more beneficial interest, were indebted to DBI and its subsidiaries in the amounts shown below. All such loans were made in the ordinary course of business and at rates and terms similar to those granted other borrowers.

(In thousands)	12/31/2006 Beginning Balance	New Loans	Payments	Other Changes (1)	12/31/2007 Ending Balance
Aggregate related party loans	$4,609	$542	($1,216)	($382)	$3,553

(1) Other changes include participations sold during the year, changes to executive officer and/or director status and expiration of guarantees.

Deposit balances with DBI's executive officers, directors and affiliated companies in which they are principal owners were $1,202,143 and $1,958,242 at December 31, 2007 and 2006, respectively.

NOTE 14 - PARENT COMPANY ONLY INFORMATION

Following, in a condensed form, are parent company only statements of financial condition, statements of income and cash flows of Denmark Bancshares, Inc. The financial information contained in this footnote is to be read in association with the preceding accompanying notes to the consolidated financial statements.

DENMARK BANCSHARES, INC.

Statements of Financial Condition

	December 31,	
(In thousands)	2007	2006
Assets		
Cash in banks	$1,039	$1,093
Investment		
Banking subsidiary	36,470	35,574
Nonbanking subsidiaries	8,108	8,055
Fixed assets (net of depreciation of $3,464 and $3,091, respectively)	7,895	8,268
Other assets	97	178
TOTAL ASSETS	$53,609	$53,168
Liabilities		
Accrued expenses	$184	$148
Dividends payable	857	851
Other liabilities	130	127
Note payable - unrelated bank	600	2,000
Total Liabilities	$1,771	$3,126
Stockholders' Equity		
Common stock	$16,107	$16,107
Paid-in capital	470	470
Retained earnings	35,096	33,500
Accumulated other comprehensive income (loss)	165	(35)
Total Stockholders' Equity	$51,838	$50,042
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$53,609	$53,168

DENMARK BANCSHARES, INC.

Statements of Income

	For the Years Ended December 31,		
(In thousands)	2007	2006	2005
Income			
Other interest income	$9	$18	$22
Dividend income from banking subsidiary	1,995	998	2,000
Dividend income from nonbanking subsidiary	279	0	1,001
Rental income from banking subsidiary	672	632	560
Rental income from nonbanking subsidiary	4	9	9
Total Income	$2,959	$1,657	$3,592
Expenses			
Management fees to banking subsidiary	$198	$198	$186
Interest expense	99	78	1
Depreciation	374	433	289
Other operating expenses	326	437	563
Total Expenses	$997	$1,146	$1,039
Income before income taxes and undistributed income of subsidiaries	$1,963	$511	$2,553
Income tax benefit	(100)	(155)	(139)
Income before Undistributed Income of Subsidiaries	$2,062	$666	$2,692
Equity in Undistributed Income of Subsidiaries			
Banking subsidiary	696	742	251
Nonbank subsidiaries	552	607	(357)
NET INCOME	$3,310	$2,015	$2,586

DENMARK BANCSHARES, INC.

Statements of Cash Flows

	For the Years Ended December 31,		
(In thousands)	2007	2006	2005
Cash Flows from Operating Activities:			
Net Income	$3,310	$2,015	$2,586
Adjustments to reconcile net income to			
net cash provided by operating activities:			
Depreciation	374	433	289
Equity (earnings) of banking subsidiary	(2,691)	(1,740)	(2,251)
Equity (earnings) of nonbanking subsidiaries	(831)	(607)	(644)
Dividend from banking subsidiary	1,995	998	2,000
Dividend from nonbanking subsidiary	279	0	1,001
Loss on sale of assets	0	1	0
Decrease (increase) in other assets	85	(38)	145
Increase in other liabilities	33	33	37
Net Cash Provided by Operating Activities	$2,554	$1,095	$3,163
Cash Flows from Investing Activities:			
Capital expenditures	$0	$0	($1,850)
Proceeds from sale of assets	0	123	0
Decerease in investment in nonbanking subsidiary	500	0	0
Net Cash Provided (Used) by Investing Activities	$500	$123	($1,850)
Cash Flows from Financing Activities:			
Debt proceeds	$1,200	$1,000	$1,000
Debt repayments	(2,600)	0	0
Treasury stock proceeds	0	215	76
Treasury stock purchases	0	(1,084)	(780)
Dividends paid	(1,708)	(1,707)	(1,658)
Net Cash Used by Financing Activities	($3,108)	($1,576)	($1,362)
Net Decrease in Cash	($54)	($358)	($49)
Cash, beginning	1,093	1,451	1,500
CASH, ENDING	$1,039	$1,093	$1,451
Supplemental Disclosure:			
Income taxes received	$185	$107	$59

NOTE 15 - EMPLOYEE STOCK PURCHASE PLAN

In December of 1998, DBI adopted an Employee Stock Purchase Plan. All DBI employees, except executive officers and members of the board of directors, are afforded the right to purchase a maximum number of shares set from time to time by the board of directors. Rights granted must be exercised during a one-month purchase period prescribed by the board. Rights are exercised at fair market value. In 2007, there were no rights granted. In 2006, 500 rights were granted and of those 95 shares were purchased.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash, Cash Equivalents and Federal Funds Sold - For cash, cash equivalents and federal funds sold, the carrying amount is a reasonable estimate of fair value.

Investment Securities - For securities held for investment purposes and marketable equity securities held for investment purposes, fair values are based on quoted market prices or dealer quotes. For other securities held as investments, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans Receivable - The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Loans Held For Sale - Fair value is based on commitments from investors or prevailing market prices.

Other Investments - For other investments, the carrying amount is a reasonable estimate of fair value.

Bank Owned Life Insurance – The carrying amount of bank owned life insurance approximates fair value.

Deposit Liabilities - The fair value of demand deposits, savings accounts and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Borrowings - Rates currently available to DSB for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

Accrued Interest – The carrying amounts of accrued interest approximate fair value.

Commitments to Extend Credit, Standby Letters of Credit and Financial Guarantees Written - The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of guarantees and letters of credit is not material.

The estimated fair values of the Company's financial instruments are as follows:

| | For the Years Ended December 31, | | | |
| | 2007 | | 2006 | |
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
(In thousands)				
Financial Assets				
Cash and federal funds sold	$31,468	$31,468	$21,002	$21,002
Investment securities	51,715	53,398	51,085	52,781
Loans	302,636	304,350	306,031	304,545
Loans held for sale	938	938	904	904
Less: Allowance for credit losses	(5,871)	-	(5,732)	-
Bank owned life insurance	6,025	6,025	5,776	5,776
Other investments, at cost	6,587	6,587	4,945	4,945
TOTAL	$393,498	$402,766	$384,011	$389,953
Financial Liabilities				
Deposits	$308,954	$309,679	$293,662	$293,866
Borrowings	46,496	47,762	56,381	56,468
TOTAL	$355,450	$357,441	$350,043	$350,334

NOTE 17 - REGULATORY MATTERS

DBI and DSB are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on DBI's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, DBI must meet specific capital guidelines that involve quantitative measures of DBI's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. DBI's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require DBI and DSB to maintain minimum amounts and ratios (set forth in the table below) of Total Capital and Tier 1 Capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 Capital (as defined) to average assets (as defined). Management believes, as of December 31, 2007, that DBI and DSB meet all capital adequacy requirements to which they are subject.

As of December 31, 2007, the most recent notification from the Federal Deposit Insurance Corporation categorized DSB as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized DSB must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table.

The Company's actual capital amounts and ratios are also presented in the table below:

	Amount		For Capital Adequacy Purposes:		To Be Well Capitalized Under Prompt Corrective Action Provision:	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2007:						
Denmark Bancshares, Inc.						
Total Capital (to Risk-Weighted Assets)	$54,778,444	17.3%	$25,378,752	≥8.0%	N/A	N/A
Tier 1 Capital (to Risk-Weighted Assets)	$50,791,107	16.0%	$12,689,376	≥4.0%	N/A	N/A
Tier 1 Capital (to Average Assets)*	$50,791,107	13.0%	$15,661,782	≥4.0%	N/A	N/A
Denmark State Bank						
Total Capital (to Risk-Weighted Assets)	$38,955,034	13.9%	$22,477,544	≥8.0%	$28,096,930	≥10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$35,422,783	12.6%	$11,238,772	≥4.0%	$16,858,158	≥6.0%
Tier 1 Capital (to Average Assets)*	$35,422,783	9.9%	$14,280,093	≥4.0%	$17,850,117	≥5.0%
As of December 31, 2006:						
Denmark Bancshares, Inc.						
Total Capital (to Risk-Weighted Assets)	$52,898,009	16.6%	$25,426,607	≥8.0%	N/A	N/A
Tier 1 Capital (to Risk-Weighted Assets)	$48,903,388	15.4%	$12,713,304	≥4.0%	N/A	N/A
Tier 1 Capital (to Average Assets)*	$48,903,388	12.5%	$15,661,669	≥4.0%	N/A	N/A
Denmark State Bank						
Total Capital (to Risk-Weighted Assets)	$37,989,394	13.8%	$21,986,858	≥8.0%	$27,483,573	≥10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$34,534,580	12.6%	$10,993,429	≥4.0%	$16,490,144	≥6.0%
Tier 1 Capital (to Average Assets)*	$34,534,580	9.9%	$13,959,812	≥4.0%	$17,449,765	≥5.0%

*Average assets are based on the most recent quarter's adjusted average total assets.

Wisconsin law provides that state chartered banks may declare and pay dividends out of undivided profits but only after provision has been made for all expenses, losses, required reserves, taxes and interest accrued or due from the bank. Payment of dividends in some circumstances may require the written consent of the Division.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis of financial condition and results of operations of Denmark Bancshares, Inc. and its subsidiaries ("DBI"), is intended as a review of significant factors affecting DBI's consolidated results of operations during the three-year period ended December 31, 2007, and DBI's consolidated financial condition at the end of each year of the two-year period ended December 31, 2007. This discussion should be read in conjunction with the "CONSOLIDATED FINANCIAL STATEMENTS" including the accompanying notes, and the "SELECTED FINANCIAL DATA" presented elsewhere in this report. DBI's subsidiaries are the Denmark State Bank ("DSB"), Denmark Agricultural Credit Corporation ("DACC") and the McDonald-Zeamer Insurance Agency, Inc. ("McDonald"). On January 2, 2007, McDonald sold their insurance book of business and agreed to exit the insurance business for a period of three years

This report may contain certain forward-looking statements, including without limitation, statements regarding results of operations, the adequacy of the allowance for loan and lease losses, the amounts of charge-offs and recoveries, capital to assets ratios, capacity for paying dividends and liquidity. These forward-looking statements are inherently uncertain and actual results may differ from Management's expectations. The following factors which, among others, could impact current and future performance include but are not limited to: (i) adverse changes in asset quality and resulting credit risk-related losses and expenses; (ii) adverse changes in the local economy; (iii) fluctuations in market rates and prices which can negatively affect net interest margin, asset valuations and expense expectations; and (iv) changes in regulatory requirements of federal and state agencies applicable to banks and bank holding companies, which could have materially adverse effects on DBI's future operating results. When relying on forward-looking statements to make decisions with respect to DBI, investors and others are cautioned to consider these and other risks and uncertainties. All forward-looking statements contained in this report are based upon information presently available and DBI assumes no obligation to update any forward-looking statements.

Critical Accounting Policies

The accounting and reporting policies of DBI are in accordance with accounting principles generally accepted in the United States of America and conform to general practices in the banking industry. The preparation of financial statements in conformity with these principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on information available at the date of the financial statements. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported.

Management believes that DBI's critical accounting policies are those relating to the allowance for loan and lease losses and intangible assets.

Allowance for Loan and Lease Losses

The allowance for loan and lease losses ("ALLL") is an estimate of the losses that may be sustained in the loan and lease portfolio. The allowance is based on two basic principles of accounting: (1) Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies", which requires that losses be accrued when they are probable of occurring and estimable, and (2) SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", which requires that losses be accrued when it is probable that DBI will not collect all principal and interest payments according to the loan's or lease's contractual terms. Guidelines for determining allowances for loan losses are also provided in the SEC Staff Accounting Bulletin No. 102 - "Selected Loan Loss Allowance Methodology and Documentation Issues" and the Federal Financial Institutions Examination Council's interagency guidance, "Policy Statement on Allowance for Loan and Lease Losses Methodologies and Documentation for Banks and Savings Institutions" (the "FFIEC Policy Statement").

DSB's and DACC's boards of directors have approved policies to provide management with a systematic methodology to determine an appropriate allowance for loan and lease losses. This methodology includes a systematic loan grading system that requires quarterly reviews, identification of loans to be evaluated on an individual basis for impairment, results of independent reviews of asset quality and the adequacy of the allowance by regulatory agencies as an integral part of their examination process, consideration of current trends and volume of total nonperforming, past-due, nonaccrual and potential problem loans, and consideration of national and local economic trends and industry conditions.

In applying the methodology, nonaccrual loans, restructured loans and potential problem loans (other than loans secured by 1-to-4 family residential properties, loans secured by consumer personal property and unsecured loans), above a certain size, are reviewed to determine if they are impaired. Impaired loans are individually analyzed and an allowance amount is calculated for each one of these loans, based on the estimated fair value of collateral, in conjunction with FAS 114. Loans that are not impaired are segmented into groups by type of loan. The following loan types are utilized so that each segment of loans will have similar risk factors: 1) residential real estate, 2) agricultural real estate, 3) commercial real estate, 4) agricultural, 5) commercial, 6) consumer installment, and 7) other. In addition, based on internal reviews and external reviews performed by regulatory authorities, DSB and DACC further segregate loans that are not impaired by loan risk classification within each type of loan based on an assessment of risk for a particular loan. The applicable risk classifications are "special mention" and "substandard". A "substandard" loan is a loan that is inadequately protected by the current sound worth and paying capacity of the borrower or of any collateral. Loans classified "substandard" have well-defined weaknesses that jeopardize liquidation and are characterized by the distinct possibility that some loss will be sustained if the deficiencies are not corrected. Loans classified "special mention" are one step above substandard; these loans contain some weakness which if not corrected or improved upon could lead to further deterioration and a lower rating. Risk factor percentages are applied to the identified segments of each of the nonclassified and classified portions of the portfolios to calculate an allowance in conjunction with FAS 5. These risk factor percentages are based on historical loan loss experience adjusted for current economic conditions and trends and internal loan quality trends.

The foregoing calculations in accordance with FAS 114 and FAS 5 are used to confirm the adequacy and appropriateness of the ALLL as developed through provisions for credit losses charged to expense, recognizing that the ALLL represents an aggregation of judgments and estimates by management. Such calculations also influence the amount of future provisions for credit losses charged to expense, pending reapplication of the described systematic methodology.

Management evaluates the appropriateness of the ALLL on a quarterly basis and submits to the board of directors of DSB each quarter a recommendation of the amount of a monthly provision for loan losses. If the mix and amount of future charge-offs differ significantly from those assumptions used by management in making its determination, the ALLL and the provision for loan losses on the income statement could be materially affected. Management believes that the ALLL is appropriate as of December 31, 2007.

Intangible Assets

DBI has a core deposit intangible asset that was originated in connection with DSB's expansion through an acquisition of an established branch operation in 1997. The acquisition did not meet the definition of a business combination in accordance with Statement No. 141. As such, DBI continues to amortize the intangible asset related to the acquisition over a period of fifteen years. Annually DBI reviews the intangible assets for impairment and records an impairment charge, if any, to earnings.

Glossary of Loan Terms

Impaired Loan - A loan is impaired when, based on current information and events, it is probable that not all amounts due will be collected according to the contractual terms of the loan agreement. Impaired loans are measured at the estimated fair value of the collateral. If the estimated fair value of the impaired loan is less than the recorded investment in the loan, an impairment is recognized by creating a valuation allowance.

Nonaccrual Loan - DSB's policy is to place in nonaccrual status all loans which are contractually past due 90 days or more as to any payment of principal or interest and all other loans as to which reasonable doubt exists as to the full, timely collection of interest or principal based on management's view of the financial condition of the borrower. When a loan is placed on nonaccrual, all interest previously accrued but not collected is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of the management, the loans are estimated to be fully collectible as to both principal and interest.

Non-Performing Assets - Non-performing assets include nonaccrual loans as defined above and real and personal properties acquired in satisfaction of debts previously owed.

Past Due Accruing Loans - A loan on which all or part of a scheduled payment is delinquent by more than 30 days but less than 90 days past due, except loans that are considered nonaccrual.

Potential Problem Loans - Potential problem loans are accruing loans in which there exists doubt as to the ability of the borrower to comply with present loan repayment terms. Management's decision to place loans in this category does not necessarily mean that DBI expects losses to occur on these loans, but that management recognizes that a higher degree of risk is associated with these accruing loans and they deserve closer scrutiny.

Restructured Loans - Restructured loans involve the granting of some concession to the borrower involving the modification of terms of the loan, such as changes in the payment schedule, the amortization term, the interest rate, or a combination of these.

Risk Rating – Risk rating, which is also sometimes referred to as loan grading, is the credit quality grade assigned to each loan. Loans are assigned a risk rating upon origination. Lenders and credit review analysts conduct periodic reviews and evaluations and make adjustments to the assigned grades when appropriate. The range of categories from the best quality to worst is as follows: highest quality, solid quality, some weakness, inherent industry weakness, special mention, substandard, doubtful and loss. Impaired loans are generally assigned a substandard risk grade.

Special Mention Loans - Loans classified "special mention" are one step above substandard loans as described below. These loans contain some weakness, which if not corrected or improved upon could lead to further deterioration and a lower rating.

Substandard - A "substandard" loan is a loan that is inadequately protected by the current sound worth and paying capacity of the borrower or of any collateral. Loans classified "substandard" have well-defined weaknesses that jeopardize liquidation and are characterized by the distinct possibility that some loss will be sustained if the deficiencies are not corrected.

OVERVIEW

DBI made substantial improvements in most categories of income and expense during 2007. DBI recorded net income for the year ended December 31, 2007, of $3.3 million or an increase of 64% over 2006 earnings. Income before income tax expense increased by $2.2 million or 106% higher compared to 2006. These improvements more than offset the significant increase in expenses associated with DBI's acquired properties which totaled $704,584 and were $495,950 higher when compared to 2006.

The primary factors in the increase in net income were an increase in net interest income of $951,648, a decrease in noninterest expenses of $633,533, a reduced provision for credit losses totaling $354,000 and an increase in noninterest income of $212,430. These items more than offset the increase in the provision for income taxes which rose by $856,408.

DBI's profitability is largely dependent on the loan portfolio. Interest income and fees on loans totaling $22.9 million in 2007 represents 82% of gross revenues. Average loans outstanding decreased by $9 million during 2007, however total loans outstanding at December 31, 2007, were only $3 million lower than the previous year-end. DBI has experienced significant credit quality problems during the last two years. Net charge-offs on loans were reduced by $1.2 million or 60% to $764,162 during the year compared to $1,925,806 one year earlier. The provision for loan and lease losses during 2007 was $903,000 compared to $1,257,000 one year earlier. DBI transferred $2.2 million of loans to acquired properties during 2007. At year-end DBI owned seventeen properties valued at approximately $2.5 million. The lending staff devoted a substantial amount of time to credit collection efforts and consequently new loan originations suffered.

As of December 31, 2007, past due accruing loans were $4.3 million and nonaccrual loans were $7.9 representing 1.4% and 2.6% of total loans, respectively. Improving the credit quality of the loan portfolio and reducing the level of nonperforming assets is a top priority for 2008. To focus attention on this area, in December 2007, DSB hired Carl T. Laveck, as Executive Vice President and Chief Credit Officer. Mr. Laveck was previously employed as a regional president for US Bank and managed four offices in Manitowoc and Sheboygan counties. Mr. Laveck has a strong background in lending and has previous experience managing credit quality issues.

Net interest income was $13,437,073 for 2007 compared to $12,485,425 and $13,346,261 during 2006 and 2005, respectively. An increase in the net interest spread from 2.98% during 2006 to 3.24% during 2007 was the primary reason for the improvement in net interest income for 2007.

Total noninterest expense for 2007 was $10,189,645, 6% lower than 2006 in spite of the considerable increase in expenses on acquired properties. DBI measures how efficiently it is generating net income by comparing its spending on noninterest overhead expenses to its operating income (the resulting computation is called the efficiency ratio). A lower ratio indicates better efficiency. The efficiency ratio was 63% for 2007, compared to 71% and 69% for the years ended 2006 and 2005, respectively. The significant items of noninterest expenses are discussed on the following pages.

DBI continues to maintain a strong capital position in relation to its peers. DBI's leverage ratio (core capital as a percent of average assets) at year-end was 13.0% compared to 9.7% for peer bank holding companies. Core capital as a percent of risk-based assets was 16.0% compared to the peer group average of 12.9%. The peer group data was obtained from the Federal Reserve's Bank Holding Company Performance Report as of September 30, 2007, and consists of 110 bank holding companies with total assets less than $500 million.

DBI's loan portfolio contains $220 million or 73% of total loans secured by real estate. A significant decline in real estate values throughout our market area could cause some loans to be under collateralized. DBI also has a niche in agricultural lending in its market area. The agricultural loan portfolio (including loans secured by farmland) was $83 million at year-end and represents over 27% of total loans. The agricultural economy experiences cyclical fluctuations. DBI experienced no charge-offs during 2007 on the agricultural portfolio and a low level of past due loans. Past due agricultural loans (including nonaccrual loans) totaled $561,285 at year-end compared to $109,038 as of December 31, 2006.

Interest rates held reasonably steady in the last half of 2006 and the first half of 2007. Beginning September 18, 2007, the Federal Open Market Committee, in a series of scheduled and unscheduled meetings, lowered short-term rates 225 basis points through January 30, 2008. The FOMC is concerned with a slowing economy and problems in the credit markets related to subprime mortgages. The prime rate of interest has fallen from 8.25% to 6.00% over this time span. DBI has 3% of total loans in variable rate loans tied to an index. DBI's money market account interest rates offered to depositors are closely tied to short-term interest rates. During 2007, money market accounts averaged $84 million and the cost of funds for money market accounts was 4.04% compared to 4.03% during 2006. Certificate of deposit rates have also fallen considerably since the FOMC rate cuts. DBI's Asset Liability Committee is closely monitoring market interest rates and adjusting loan and deposit rates accordingly.

The local economic statistics reveal stable employment, a very strong agricultural economy and slower housing sales but higher prices. The unemployment rates reported by counties in our market ranged from 4.3% in Brown County to 5.0% in Manitowoc County and were similar to rates one year ago. Wisconsin farmers reported record net income in 2007, more than doubling 2006 profits. Record commodity prices more than offset the significant increases in production costs, especially for animal feeds and energy. Milk averaged $6 per hundredweight higher than 2006. Escalating values for farm real estate boosted farmers' balance sheets. Farm real estate increased an estimated $600 per acre or 19% higher than one year earlier. Wisconsin home sales declined by 10.8% in 2007 relative to 2006, but median prices actually rose 0.2% over the period to $164,000. Locally, Brown County reported a 3% drop in volume of home sales and a 1% decrease in median price, Kewaunee County reported a 26% drop in home sales but a 29% increase in median price and Manitowoc County experienced a 3% increase in volume of home sales and a 9% increase in median price.

Management began a strategic planning process in November 2006 and, among other things, identified three specific performance goals to reach by year-end 2009. The goals are to achieve return on average equity of 10%, return on average assets of 1.15% and an efficiency ratio below 65%. Furthermore, management's goal is to realize consistent profitability at or above those levels thereafter. The Board of Directors and management implemented significant changes throughout 2007 with those goals in mind.

The Board of Directors accomplished the following during 2007:
1) Adopted a Corporate Governance/Nominating Committee Charter, that among other things, improves the process of identifying qualified nominees for directors of DBI, DSB and DACC, identifies qualifications and suitability of nominees, recommends members for standing committees, provides orientation to new members and continuing education opportunities for all directors and annually evaluates the performance of incumbent directors and committees.
2) Approved a Policy on Shareholder Recommendations of Director Candidates, to formalize the process for shareholders to make recommendations and improve the process of identifying qualified directors.
3) Developed a member role description that clearly defines the accountabilities and responsibilities of board members and lists the experience, skills and characteristics required of members. The role description lists performance measures by which the Corporate Governance/Nominating Committee uses to perform periodic evaluations.
4) Started a continuing education program for all directors and provided education opportunities at least quarterly.

5) Identified and successfully recruited two new directors for DSB. In October 2007, Kenneth A. Larsen, Sr., CPA and Diane L. Roundy, MBA were elected as Board Members of Denmark State Bank. Mr. Larsen and Mrs. Roundy are active leaders in numerous professional and community organizations.
   a. Mr. Larsen is the Chief Financial Officer of Portside Builders, Inc., a regional builder of homes and light commercial structures, since October 2006. Mr. Larsen is also the single member sole proprietor of K.A. Larsen Consulting, LLC, which provides tax services and other business related consulting. From 1995 to 2002, Mr. Larsen was the CFO of Hoida, Inc., a local manufacturer of lumber building components and prior to that Mr. Larsen was a shareholder and treasurer of the public accounting firm Shinners, Hucovski and Co., S.C.
   b. Mrs. Roundy oversees the Marketing Department as Director of Business Development for Schenck Business Solutions, an auditing, accounting and consulting firm with over 500 employees and 9 locations. Mrs. Roundy has been in this position for the last seven years and has extensive experience providing marketing direction to a wide variety of businesses. Mrs. Roundy began her career as the Marketing Director at De Pere Federal Savings and Loan for 10 years and served on the management team prior to their merger with First Northern Savings Bank.

Management was also laying the foundation for continued improvement. Following are some of the initiatives accomplished:
1) Developed an organization chart creating clear reporting lines from the board to entry level positions.
2) Divided the business lines by retail and business and hired Jill S. Feiler, Vice President of Retail Banking, an experienced retail banker to lead retail loans and deposits, wealth management, marketing, travel club, branch markets and electronic banking operations.
3) Formalized the human resource department with the hiring of Linda L. Johanek, Vice President of Human Resources, a Senior Professional in Human Resources (SPHR).
4) Formulated salary grades and ranges and began the process of implementing an employee performance appraisal system.
5) Updated employee handbook and policies.
6) Improved the hiring process by posting jobs internally and externally on websites and the development of recruiting materials.
7) Revamped the wealth management services with the hiring of a qualified and knowledgeable investment advisor.
8) Improved staff efficiency levels and the overall efficiency ratio.
9) Substantially updated DSB's web site, corporate cash management products and electronic bill payment services.
10) Significantly upgraded credit administration by successfully recruiting an experienced professional that provides analytical depth to the Loan Committee and a critical mentor to the young lending staff members. In addition to his duties as Chief Credit Officer, Mr. Laveck will manage business banking, agricultural banking, mortgage banking, loan operations, credit administration and business development.
11) Added depth to the accounting staff by hiring Kimberly J. Tess, Assistant Vice President – Controller, an experienced internal audit supervisor and former national bank examiner.
12) Focused on customer retention and new business development by hiring a mortgage banking manager and an agribusiness banker to fill vital needs within the organization.
13) Sold the insurance book of business and ceased operations of the non-profitable insurance subsidiary.

While 2007 was a year of progress and improvement, management has identified the following significant challenges for 2008:
1) Growing the loan portfolio with high quality credits while maintaining a focus on improving the past due and nonaccrual percentages and further reducing the value of acquired properties.
2) Maintain profitable customer relationships.
3) Pressure on net interest margin as a result of the recent volatility of interest rates.
4) Developing incentive compensation plans for staff.
5) Implementing a sales culture throughout the organization.
6) Developing and marketing new business and retail product lines in a competitive environment.
7) Training and coaching staff for increased performance and efficiency.
8) Management succession planning and development and mentoring of internal candidates.
9) Providing a source of liquidity to shareholders that wish to sell shares.

Management holds monthly meetings to address these and other challenges and formulates action plans that assign specific responsibilities to managers and sets timelines for completion. Correctly identifying and prioritizing the most critical tasks and then successfully executing the plan or strategy will determine DBI's success.

RESULTS OF OPERATIONS

The following table sets forth certain items of income and expense as well as period-to-period percentage increases (decreases) for DBI on a consolidated basis during the most recent three fiscal years:

| | | | | Percent Increase (Decrease) | |
	2007	2006	2005	2007/06	2006/05
(In thousands)					
Interest income	$26,193	$24,683	$22,259	6%	11%
Interest expense	12,756	12,198	8,913	5	37
Net interest income	13,437	12,485	13,346	8	(6)
Provision for credit losses	903	1,257	786	(28)	60
Noninterest income	1,832	1,619	1,567	13	3
Noninterest expense	10,190	10,823	10,962	(6)	(1)
Net income	3,310	2,015	2,586	64	(22)

Earnings Performance Summary

DBI recorded net income of $3,310,155 in 2007. This represents an increase of $1,295,203 or 64% compared to 2006 earnings. The increase in net income is primarily attributable to an increase in net interest income, lower noninterest expenses, a reduction in the provision for credit losses and higher noninterest income. Total interest income increased by $1,509,443 or 6% higher than 2006 while total interest expense climbed by $557,795 or 5% above 2006. This resulted in the increase of $951,648 in net interest income for the year ended December 31, 2007, compared to one year earlier.

Net income during 2006 decreased $570,922 or 22% compared to 2005 earnings. The decrease in net income in 2006 was primarily attributable to a decrease in net interest income and an increase in the provision for credit losses. Net interest income decreased by $860,836 primarily as a result of a lower net interest rate spread. The provision for credit losses increased by $471,000 during 2006 compared to 2005. These items more than offset a decrease of $570,547 in the provision for income taxes, lower noninterest expenses which decreased by $138,715 and higher noninterest income which increased by $51,652.

On a per share basis, net income was $27.80 in 2007 compared with $16.87 in 2006 and $21.48 in 2005. Return on average assets for DBI was 0.84% in 2007 compared to 0.50% in 2006 and 0.65% in 2005. Return on average equity in 2007 was 6.5% compared to 4.0% and 5.1% in 2006 and 2005, respectively.

Income Taxes

For the years ended December 31, 2007, 2006 and 2005, DBI recorded combined federal and state income tax provisions of $865,802, $9,394 and $579,941. These provisions reflect effective income tax rates of 21%, 1% and 18%, in 2007, 2006 and 2005, respectively, which are less than DBI's combined statutory tax rate of 39%. The lower effective income tax rates are primarily attributable to non-taxable interest income earned on state and local government investment securities in relation to pre-tax income.

The Internal Revenue Service completed an audit of DBI's 2002 and 2003 tax returns during the third quarter of 2005. As a result of the audit DBI paid $111,170 in additional income taxes for the years audited. The additional tax payment was reflected in the 2005 provision for income tax expense. The IRS has been auditing a number of Wisconsin banks primarily disputing the calculation of the amount of interest expense that is nondeductible based on holding tax-exempt securities in Nevada subsidiaries. DBI disagrees with the position of the IRS but has paid the tax and reserves the right to file a refund claim. In November 2007, a Wisconsin bank holding company was successful on this issue in U.S. Tax Court. The IRS is expected to appeal this decision. DBI has filed its tax returns for 2004 through 2007 based on the findings of the IRS audit but has filed protective claims and will continue to pursue tax refunds if this case is resolved in our favor.

DBI's consolidated average statements of financial condition, interest earned and interest paid, and the average interest rates earned and paid for each of the last three years are:

(In thousands)	2007			2006			2005		
	Average Daily Balance	Income and Expense	Average Yield or Rate	Average Daily Balance	Income and Expense	Average Yield or Rate	Average Daily Balance	Income and Expense	Average Yield or Rate
ASSETS									
Interest-earning assets:									
Loans (1) (2)	$305,273	$22,948	7.52%	$314,411	$21,541	6.85%	$312,532	$19,421	6.21%
Investment securities: (3)									
Taxable securities	16,122	823	5.10%	10,924	464	4.25%	9,280	286	3.08%
Nontaxable securities (2)	36,137	2,863	7.92%	37,972	3,019	7.95%	39,769	3,109	7.82%
Federal funds sold	6,296	324	5.15%	5,835	290	4.97%	2,478	70	2.82%
Other investments	5,124	237	4.62%	8,671	416	4.80%	7,696	445	5.78%
Total Earning Assets	$368,952	$27,195	7.37%	$377,813	$25,730	6.81%	$371,755	$23,331	6.28%
Noninterest-earning assets:									
Cash and due from banks	$7,201			$7,454			$8,246		
Allowance for credit losses	(5,847)			(6,392)			(6,075)		
Premises and equipment	8,955			9,767			9,834		
Other assets	14,286			13,078			11,775		
TOTAL ASSETS	$393,547			$401,720			$395,535		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Interest-bearing liabilities:									
NOW accounts	$16,693	$141	0.84%	$16,419	$109	0.66%	$17,268	$98	0.57%
Savings accounts	16,780	86	0.51%	18,714	94	0.50%	19,966	101	0.51%
Money market accounts	84,352	3,407	4.04%	74,742	3,012	4.03%	65,230	1,584	2.43%
Time deposits	139,663	6,609	4.73%	148,227	6,118	4.13%	150,428	4,877	3.24%
Short-term borrowing	24,047	1,360	5.66%	28,164	1,500	5.33%	23,804	795	3.34%
Long-term debt	27,092	1,153	4.25%	31,811	1,365	4.29%	34,458	1,458	4.23%
Total Interest-Bearing Liabilities	$308,627	$12,756	4.13%	$318,077	$12,198	3.83%	$311,154	$8,913	2.86%
Non-interest-bearing liabilities and stockholders' equity:									
Demand deposits	$31,533			$30,873			$31,676		
Other liabilities	2,463			2,587			2,149		
Stockholders' equity	50,924			50,183			50,556		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$393,547			$401,720			$395,535		
Net interest income and rate spread		$14,439	3.24%		$13,532	2.98%		$14,418	3.42%
Net yield on interest earning assets			3.91%			3.58%			3.88%

(1) Nonaccrual loans are included in the average daily balance figure, but interest income associated with these loans is recognized under the cash basis method of accounting.
(2) The yield on tax-exempt loans and securities is computed on a tax-equivalent basis using a tax rate of 34%.
(3) Securities are shown at amortized cost.

Net Interest Income

The following table sets forth a summary of the changes in interest earned and interest paid resulting from changes in volume and changes in rates. Changes that are not due solely to volume or rate have been allocated to rate.

	Year Ended December 31,					
	2007			2006		
	Increase (Decrease) Due to Change In			Increase (Decrease) Due to Change In		
(In thousands)	Average Balance	Average Rate	Total Change	Average Balance	Average Rate	Total Change
Interest income:						
Loans (1)	($626)	$2,033	$1,407	$117	$2,003	$2,120
Taxable securities	221	138	359	51	127	178
Nontaxable securities (1)	(146)	(10)	(156)	(140)	50	(90)
Federal funds sold	23	12	35	94	126	220
Other investments	(170)	(9)	(179)	56	(85)	(29)
Total interest income	($698)	$2,164	$1,466	$178	$2,221	$2,399
Interest expense:						
NOW accounts	$2	$30	$32	($5)	$17	$12
Savings accounts	(10)	2	(8)	(6)	(1)	(7)
Money market accounts	387	8	395	231	1,197	1,428
Certificates and other time deposits	(353)	844	491	(71)	1,312	1,241
Other borrowed funds	(422)	70	(352)	66	545	611
Total interest expense	($396)	$954	$558	$215	$3,070	$3,285
Net interest income	($302)	$1,210	$908	($37)	($849)	($886)

(1) Shown on a fully taxable equivalent basis assuming a Federal income tax rate of 34%.

Net interest income is the largest component of DBI's operating income. Net interest income represents the difference between interest income on earning assets, such as loans and securities, and the interest expense on deposits and other borrowed funds. Net interest income is affected by fluctuations in interest rates and by changes in the volume of earning assets and interest-bearing liabilities outstanding. Net interest income in the following discussion has been adjusted to a taxable equivalent level (tax-exempt interest has been increased to a level that would yield the same after-tax income had that income been subject to tax at a 34% tax rate) and therefore differs from the amount reported in the Consolidated Statements of Income.

Net interest income on a taxable equivalent basis increased 7% or $907,030 from 2006 to 2007. The increase is the result of an improvement in the net interest spread of 26 basis points over the prior year. Net interest spread is the difference between the average yield earned on assets and the average rate incurred on liabilities. The increase is mostly attributable to a higher overall yield on earning assets, which was up 56 basis points from 6.81% in 2006 to 7.37% in 2007. This improvement was primarily due to an increase in loan yields of 67 basis points along with the yield on taxable securities rising 85 basis points. This more than offset the higher cost of funds which was up 30 basis points over prior year. The tax-equivalent net interest spread was 3.24% during 2007, compared to 2.98% and 3.42% during 2006 and 2005, respectively.

Net interest income on a taxable equivalent basis decreased 6% or $886,578 from 2005 to 2006. The decrease was the result of a lower net interest spread, which resulted in a decline in net interest income of $849,410. The decrease is mostly attributable to a higher overall cost of funds, which jumped ninety-seven basis points from 2.86% in 2005 to 3.83% in 2006. The average cost of funds for money market accounts increased 160 basis points from 2.43% during 2005 to 4.03% during 2006. During 2006, the average cost of funds for CDs and other borrowed funds increased by eighty-nine and ninety-one basis points, respectively, compared to 2005. The average yield on earning assets increased by fifty-three basis points from 6.28% in 2005 to 6.81% during 2006.

Noninterest Income

The following table sets forth certain items of noninterest income:

(In thousands)				Percent Increase (Decrease)	
Noninterest income:	2007	2006	2005	2007/06	2006/05
Service fees and commissions	$785	$1,037	$940	(24%)	10%
Investment security losses	0	(59)	0	(100)	NA
Loan sale gains	45	85	134	(47)	(37)
Bank owned life insurance	249	213	211	17	1
Sale of insurance business	381	0	0	NA	NA
Other	371	343	282	8	22
Total noninterest income	$1,831	$1,619	$1,567	13%	3%

Noninterest income in 2007 totaled $1,831,529, an increase of $212,430 or 13%. The increase is primarily the result of the sale of the book of business of McDonald during January 2007 which resulted in a realized gain of $380,881. Service fees and commissions fell $251,210 primarily as result of a decrease in insurance commissions which fell by $317,050 as the result of the sale of McDonald's book of business. Service charges and overdraft fees on deposit accounts increased by $140,911 as a result of fee increases implemented during the first quarter of 2007. Commissions from the sales of mutual funds, annuities and common stocks fell by $57,617. This decrease in brokerage commissions was primarily the result of staff reduction and turnover of the investment advisors. During 2006 and prior DBI employed two investment advisors. One of the advisors left as of December 31, 2006, and the other left in the third quarter of 2007. The investment department is currently staffed with one advisor and one administrative assistant but DBI is adding a junior broker in the first quarter of 2008. The investment security losses of $59,486 incurred in 2006 due to a restructuring of the portfolio were not repeated during 2007 and helped to offset the decline in gains on sales of loans of $39,562 from 2006 to 2007. DSB sold $3.2 million of residential real estate loans to the secondary mortgage market during 2007 compared to $7.4 million in 2006.

Noninterest income in 2006 totaled $1,619,099, an increase of $51,652 or 3%. The increase was primarily the result of higher service fees and commissions which increased by $96,163. Commissions from the sales of mutual funds, annuities and common stocks increased by $92,456. Other noninterest income increased by $62,515 as a result of an increase in rental income from acquired properties totaling $67,941. These increases more than offset the $59,486 loss on securities sales and the decrease on gains from the sales of loans, which fell by $49,540. During the fourth quarter of 2006, DSB sold $2.3 million of mortgage-backed investment securities yielding 2.7% resulting in a loss of $59,486. The proceeds were reinvested in securities yielding 5.5%. DSB sold $11.3 million of residential real estate loans to the secondary mortgage market during 2005.

Noninterest Expense

The following table sets forth certain items of noninterest expense:

(In thousands)				Percent Increase (Decrease)	
Noninterest Expense:	2007	2006	2005	2007/06	2006/05
Salaries and employee benefits	$5,912	$6,397	$6,615	(8%)	(3%)
Occupancy expenses	1,351	1,510	1,366	(11)	11
Data processing expenses	721	1,025	732	(30)	40
Marketing expenses	125	148	257	(16)	(42)
Amortization of intangibles	192	209	213	(8)	(2)
Printing and supplies expenses	215	180	213	19	(15)
Directors and committee fees	127	156	235	(19)	(33)
Professional fees	293	360	224	(19)	61
Loss on sale of other real estate	315	23	226	>100	(90)
Other real estate expenses	389	186	64	>100	>100
Other operating expenses	550	629	817	(13)	(23)
Total noninterest expense	$10,190	$10,823	$10,962	(6%)	(1%)

Total noninterest expense was $10,189,645, a decrease of $633,533 or 6% in 2007. Salaries and employee benefits expense decreased $484,513 or 8% in 2007. The decrease is partly attributable to lower group health insurance expenses, which fell by $211,782 or 20% as a result of a change in the plan in July 2006 and an increase in employees' contributions. Salaries and wages decreased by $198,640 or 4% in 2007 and related retirement plan contribution and payroll tax expenses fell $39,842 and $34,250, respectively. These reductions were primarily related to the drop in the average number of full-time equivalent employees from 102 during 2006 to 90 during 2007.

Occupancy expenses decreased by $158,993 in 2007 primarily as a result of lower depreciation expense which fell $104,903. That downward trend will continue in 2008 as DBI has no major capital improvement plans. Rent expense fell by $23,390 as a result of the closing of the leased office space for the Wrightstown East Branch which was consolidated with the Wrightstown West Branch during the 3rd quarter of 2006.

Data processing expenses decreased $304,066 or 30% in 2007 due to cost savings related to the conversion to the Fiserv ITI system in January 2007 along with the elimination of one-time expenses realized in 2006 associated with this conversion.

Professional fees decreased by $66,711 or 19% during 2007. Professional fees include expenditures for legal, audit, compliance, tax and other professional services. The reduction is primarily attributable to the elimination of one-time expenses incurred during 2006 which are discussed below.

Expenses incurred on acquired properties totaled $389,280 in 2007, an increase of $203,553 compared to 2006 expenses totaling $185,727. These expenses consisted primarily of costs for repairs, maintenance, real estate taxes, utilities, insurance and legal. In addition to the carrying costs of acquired properties, DSB recorded $315,304 of losses on the sales (or write-downs) of other real estate properties acquired through foreclosure during 2007. This represented an increase of $292,397 compared to 2006 and was the result of increased efforts to dispose of these properties. Losses (write-downs) on three commercial properties accounted for $306,088 of the total.

Salaries and employee benefits expense decreased $218,963 or 3% in 2006. The decrease was primarily attributable to lower group health insurance expenses, which fell by $195,330 or 16% as a result of a change in the plan and an increase in employees' contributions. Salaries and wages decreased by $23,203 in 2006. The decrease was attributable to a substantial reduction in annual bonuses, which offset regular salary and wage increases. The average number of full-time equivalent employees was 102 and 100 for the years ended December 31, 2006 and 2005, respectively.

Occupancy expenses increased by $144,305 in 2006 primarily as a result of higher depreciation expense which rose $134,971. The higher depreciation expenses were primarily attributable to the building, furniture, fixtures and equipment of the Maribel office that was occupied during 2005. Depreciation for the Maribel office was $256,385 during 2006, which represents an increase of $188,487 compared to 2005.

Data processing expenses increased $292,498 or 40% in 2006. A new contract for core data processing systems with Fiserv ITI resulted in an accrual of $170,000 of deconversion expenses payable to DSB's former provider for the deconversion of customer data. DSB also incurred other one-time costs related to the conversion.

Professional fees increased by $136,040 or 61% during 2006. The increase was primarily attributable to legal expenses related to the departure of DBI's former CEO. DBI also incurred legal expenses for advice concerning DBI's Stock Repurchase Policy and for a review of the Fiserv data processing contract. Professional fees during 2006 also included $17,732 to a consultant for strategic planning.

Other operating expenses decreased $188,068 or 23% in 2006. Losses on the sale of other real estate properties acquired through foreclosure totaled $22,907 during 2006, a decrease of $202,956. Other operating expenses include expenses incurred on acquired properties totaling $185,727 in 2006, an increase of $121,332 compared to 2005 expenses totaling $64,395. Travel and entertainment expenses were reduced by $145,688 in 2006. This decrease was primarily achieved by eliminating expenses for the lease, tickets and food and beverage expenses associated with a luxury suite at Lambeau Field. Other operating expenses in 2005 included a loss of $75,453 related to the write-down of the former Maribel bank building following the move to the newly constructed building in May of 2005.

Marketing expenses were reduced $108,554 or 42% lower than 2005. Directors' fees decreased by $78,385 or 33% during 2006. The decrease is primarily the result of a change in the directors' compensation policy that eliminates certain fees to inside directors for board and committee meetings.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION

The following table sets forth certain assets and liabilities of DBI on a consolidated basis as of the end of each of the three most recent fiscal years and period-to-period percentage increases (decreases):

(In thousands)	2007	2006	2005	Percentage Increase (Decrease) 2007/06	2006/05
Federal funds sold and interest-bearing deposits in other banks	$20,836	$11,744	$5,140	77%	128%
Investment securities	51,715	51,085	49,570	1	3
Loans (includes loans held for sale)	303,574	306,935	326,512	(1)	(6)
Allowance for credit losses	(5,871)	(5,732)	(6,400)	2	(10)
Total assets	409,934	402,843	414,521	2	(3)
Deposits	308,954	293,662	298,254	5	(2)
Other borrowed funds	46,497	56,382	63,245	(18)	(11)
Stockholders' equity	51,838	50,042	50,553	4	(1)

Total assets at December 31, 2007, were $410 million. This represents an increase of $7.1 million, or 2% higher than year-end 2006. Total loans decreased $3.4 million or 1% lower than year-end 2006. During 2007 DSB sold $3.2 million of fixed rate residential loans to the secondary mortgage market. Management attributes the decline in the loan portfolio to a softening housing market, tighter internal credit underwriting standards, strong local competition for loans and a focus on problem credits within the portfolio. The high level of acquired properties and past due loans required a significant amount of time devoted to collections and management of acquired properties. Federal funds sold (overnight investments with correspondent banks) increased by $5.1 million as a result of the decline in total loans and the increase in deposits.

Total deposits at December 31, 2007, were $309 million, an increase of $15.3 million or 5% higher than at year-end 2006. Other borrowed funds were reduced $9.9 million or 18% primarily as a result of the increase in deposits.

Loans

Loans secured by residential mortgages totaling $95.1 million or 31% of total loans represent DBI's largest single category of loans. These loans are substantially all fixed rate loans with original terms of one, three and five years. At the end of the original term the notes are renewed, subject to updated credit and collateral valuation information but generally without fees or closing costs to the customer. Virtually all of these notes amortize principal indebtedness over a fifteen to thirty-year period, and are repriceable at fixed rates that generally follow prevailing longer-term rates. During 2007, $1.2 million of loans secured by residential properties were transferred to acquired properties and $165,346 of charge-offs were recorded on loans secured by residential properties including partially completed construction properties and residential lots. Management attributes the $3.2 million decline in 2007 to the softening local housing market, the transfers to acquired properties and the charge-offs.

Commercial real estate loans and other commercial loans declined by $3.9 million in 2007. DBI transferred $573,947 of commercial real estate loans to acquired properties and recorded charge-offs of $416,147 on commercial loans during 2007. Management attributes the decline in the commercial portfolio to these factors as well as tighter underwriting standards implemented in February 2006.

At December 31, 2006, $83.0 million or 27% of DBI's outstanding loans were deemed "agriculture-related", constituting the highest industrial concentration in the portfolio. Of these loans, over 90% relate directly to the dairy farming industry. Most of these notes are written on a one-year basis, which allows DBI to review credit information and collateral values annually to ensure continued loan quality. Agricultural loans secured by real estate increased by $3.6 million or 9% higher than at year-end 2006. Other agricultural loans totaled $39.6 million at December 31, 2007, an increase of $4.8 million compared to the prior year-end. There have been no charge-offs on the ag portfolio the last two years.

Constructions loans declined by $4.9 million in 2007. The construction portfolio consists mainly of development loans for residential properties. DBI transferred $424,000 of construction loans to acquired properties and recorded charge-offs of $246,594 during 2007.

The following table sets forth major types of loans (excluding loans held for sale) by primary collateral at the end of the last five years:

	December 31,							
	2007		2006		2005	2004	2003
Real Estate:							
Residential	$95,108	31.4%	$98,319	32.1%	$110,666	$108,830	$103,020
Commercial	59,169	19.6%	60,496	19.8%	63,211	51,240	40,334
Agricultural	43,445	14.4%	39,858	13.0%	34,980	31,621	32,040
Construction	22,723	7.5%	27,621	9.0%	29,159	28,179	16,819
Subtotal Real Estate Loans	$220,445	72.8%	$226,294	73.9%	$238,016	$219,870	$192,213
Commercial	$33,241	11.0%	$35,826	11.7%	$39,766	$33,931	$31,102
Agricultural	39,582	13.1%	34,783	11.4%	36,261	34,732	30,747
Consumer and other	9,368	3.1%	9,128	3.0%	11,028	11,304	11,613
TOTAL	$302,636	100.0%	$306,031	100.0%	$325,071	$299,837	$265,675

DBI does not make unsecured loans other than credit card advances, which aggregated $643,687 or .20% of total loans outstanding, personal reserve overdraft protection accounts, which aggregated $389,511 or .13% of total loans outstanding and deposit account overdrafts totaling $59,539 at December 31, 2007.

The following table shows nonaccrual loans by primary collateral as of the end of each of the last five years:

	December 31,				
	2007	2006	2005	2004	2003
Secured By Real Estate:					
Residential	$3,246,298	$3,505,188	$3,336,032	$3,015,984	$3,146,994
Agricultural	365,799	13,956	252,000	255,000	385,860
Commercial	3,320,357	1,868,072	2,010,661	824,654	741,721
Construction	451,931	1,517,640	795,340	103,167	0
Subtotal Real Estate Loans	$7,384,385	$6,904,856	$6,394,033	$4,198,805	$4,274,575
Secured by commercial assets	461,768	1,055,599	975,272	1,488,508	995,433
Secured by agricultural assets	12,221	0	138,503	161,460	828,505
Secured by other assets	45,692	39,851	79,996	51,602	182,959
TOTAL	$7,904,066	$8,000,306	$7,587,804	$5,900,375	$6,281,472

Approximately 93% or $7.4 million, of the total nonaccrual loans at December 31, 2007 are secured by real estate. Management considers these loans either adequately secured or has allocated an appropriate amount in the allowance for loan losses to cover a collateral shortfall. The increase in commercial real estate nonaccrual loans is primarily the result of two loans totaling $1.6 million that became delinquent during 2007. DBI took title to one of the properties subsequent to year-end. DBI has initiated legal proceedings against several of the borrowers whose loans are nonperforming as of year-end.

DBI has no accruing loans that are past due 90 days or more. DBI's policy is to place in nonaccrual status all loans which are contractually past due 90 days or more as to any payment of principal or interest and all other loans as to which reasonable doubt exists as to the full, timely collection of interest or principal based on management's view of the financial condition of the borrower. Previously accrued but uncollected interest on loans placed on nonaccrual status is charged against the current earnings, and interest income thereafter is recorded only when received.

Restructured loans at December 31, 2007, were $2,909,600 compared to $1,618,071 and $1,414,391 as of year-end 2006 and 2005, respectively. The increase in restructured loans resulted from the re-write of a $1 million note on a commercial real estate property that became nonaccrual during 2007. Restructured loans involve the granting of some concession to the borrower involving the modification of terms of the loan, such as changes in payment schedule or interest rate. The restructured loans at year-end involved the lengthening of the amortization period.

Potential problem loans totaled $15,122,463 as of December 31, 2007. Potential problem loans are accruing loans in which there exists doubt as to the ability of the borrower to comply with present loan repayment terms. Management's decision to place loans in this category does not necessarily mean that DBI expects losses to occur on these loans, but that management recognizes that a higher degree of risk is associated with these accruing loans and they deserve closer scrutiny. The potential problem loans are not concentrated in a particular industry or type.

The following table sets forth certain data concerning nonaccrual loans, restructured loans and other real estate owned (property acquired through foreclosure or in satisfaction of loans):

| | Year Ended December 31, | | | | |
	2007	2006	2005	2004	2003
(In thousands)					
Nonaccrual Loans (1)	$7,904	$8,000	$7,588	$5,900	$6,281
Other Real Estate Owned	2,542	3,788	343	1,158	1,148
Total Nonperforming Assets	$10,446	$11,788	$7,931	$7,058	$7,429
Troubled Debt Restructurings	$499	$0	$0	$0	$0
(1) Restructured Loans Included Above	$2,411	$1,618	$1,414	$1,209	$1,141
Nonperforming Loans to Total Loans	2.61%	2.61%	2.33%	1.97%	2.36%
Nonperforming Assets to Total Assets	2.55%	2.93%	1.91%	1.78%	2.07%

Other real estate owned, which is included in other assets, totaled $2,541,615, $3,788,100 and $342,845 at December 31, 2007, 2006 and 2005, respectively. The other real estate acquired in satisfaction of loans at December 31, 2007, consists of 11 residential properties totaling $1,808,408, two commercial properties valued at $485,947 and five residential lots valued at $247,260. DBI acquired thirteen properties during 2007 and sold twenty-three properties incurring a loss of $315,304. During 2007, DBI also incurred $389,280 of expenses associated with other real estate. These expenses consisted primarily of repairs, insurance, legal and real estate taxes.

See Note 13 – Related Party Transactions in the Notes to Consolidated Financial Statements for information concerning aggregate loans to related parties.

The following table sets forth the maturities of various categories of loans (excluding loans held for sale) by primary collateral as of December 31, 2007:

(In thousands)	Due in One Year or Less	Due from One to Five Years	Due after Five Years	Total
Real Estate:				
Residential	$70,627	$18,390	$6,091	$95,108
Commercial	43,937	15,233	0	59,170
Agricultural	35,233	7,530	682	43,445
Construction	22,014	709	0	22,723
Subtotal Real Estate Loans	$171,811	$41,862	$6,773	$220,446
Commercial	$23,942	$7,615	$1,684	$33,241
Agricultural	34,360	4,842	379	39,581
Consumer and other	4,318	4,212	838	9,368
TOTAL	$234,431	$58,531	$9,674	$302,636

Loans maturing in more than one year at December 31, 2007, by fixed or variable rate are as follows:

(In thousands)	Fixed Rate	Variable Rate	Total
Commercial and agricultural	$36,112	$2,562	$38,674
Other	27,540	1,991	29,531
TOTAL	$63,652	$4,553	$68,205

MANAGEMENT'S DISCUSSION AND ANALYSIS

Allowance For Credit Losses

The allowance for credit losses is established through a provision for credit losses charged to expense. Loans are charged against the allowance for credit losses when management believes that the collection of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb losses inherent in existing loans and commitments to extend credit. The evaluations take into consideration a number of factors, including DSB's and DACC's loss experience in relation to outstanding loans and the existing level of the allowance for credit losses, changes in the nature and volume of the portfolio, overall portfolio quality, loan concentrations, specific problem loans, regular examinations and appraisals of loan portfolios conducted by state and federal supervisory agencies, and current and anticipated economic conditions. DBI applies risk factor percentages to certain categories of loans to estimate an appropriate allowance for loan and lease losses. Impaired loans are evaluated individually to determine an allowance related to those loans. The allowance for credit losses represents management's best judgment as to a prudent aggregate allowance in connection with the total loan portfolio.

At December 31, 2007, DBI's investment in impaired loans totaled $5,286,119 compared to $7,360,713 one year earlier. The impaired loans required a related allowance for credit losses of $272,286 at December 31, 2007. Impaired loans are measured at the estimated fair value of the collateral.

In 2007 DBI's provision for credit losses was $903,000 compared to $1,257,000 and $786,000 during 2006 and 2005, respectively. Net charge-offs were $764,162 for the year ended December 31, 2007, compared to net charge-offs of $1,925,806 and $205,670 for the years ended 2006 and 2005, respectively. The ratio of allowance for credit losses to total loans was 1.94% at December 31, 2007, compared to 1.87% at December 31, 2006. The net increase to the allowance for 2007 was $138,838 as compared to a net decrease of $668,806 at year-end 2006.

DBI's ratio of loans more than 30 days past due (including nonaccrual loans) to total loans was 4.02% at December 31, 2007, compared to 4.32% and 3.33% at December 31, 2006 and 2005, respectively.

DBI's portfolio is heavily concentrated in DSB's four-county primary service area and would be subject to fluctuations in local economic conditions. DBI does have a concentration of agricultural-related loans amounting to approximately 27% of total loans as of December 31, 2007. The factors that influence the agricultural economy are complex and difficult to predict. Dairy farmers experienced record high milk prices and higher input costs during 2007. Milk prices during 2007 were more than $6 per hundredweight above 2006 prices. Expenses were higher primarily due to higher input costs for fuel and feed. In addition to strong net income posted by the dairy sector, aggregate farm balance sheets improved as a result of escalating values for farm real estate. Management's underwriting practices takes these cyclical price fluctuations into consideration. Agricultural loans more than 30 days past due (including nonaccrual loans) totaled $561,285 at December 31, 2007. This represents 0.2% of total loans outstanding and 5% of DBI's total past due loans. During 2007 there were $4,431 of net recoveries on loans considered agricultural-related compared to $12,352 of net recoveries-offs during 2006. Management does not believe that these risks associated with DBI's loan portfolio have changed materially during the past three years.

Management believes its allowance for credit losses as of December 31, 2007, of $5,870,512 (equal to 1.94% of the total loans) is appropriate to cover credit risks in the loan portfolio.

In 2007 DBI's ratio of charged-off loans to average loans outstanding was 0.29% compared to 0.64% and 0.11% during 2006 and 2005, respectively. During 2007, the largest single charge-off was $218,121 on a residential construction property. This property was in ORE as of year-end 2007. Subsequent to year-end, a recovery of $100,000 from a personal guarantee was recognized. DBI anticipates collecting on additional personal guarantees for this relationship during 2008. Other charge-offs on commercial real estate included $100,000 on a bar/restaurant business property. Charge-offs totaling $316,147 were attributed to six borrowers with loans secured by business assets. DBI charged-off $165,346 related to seven residential real estate mortgages. Four of these properties were held in other real estate at year-end and one was sold prior to year-end. Charge-offs on residential real estate construction or development totaled $246,594 during 2007.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Changes in the allowance for credit losses in each of the five most recent years were as follows:

	Year Ended December 31,				
	2007	2006	2005	2004	2003
Balance - beginning of year	$5,731,674	$6,400,480	$5,820,150	$5,528,917	$5,417,920
Charge-offs:					
Residential real estate	$165,346	$423,189	$88,503	$61,422	$106,014
Commercial real estate	100,000	574,089	33,928	0	59,227
Agricultural real estate	0	0	12,369	0	52,604
Construction and land development	246,594	455,652	103,167	0	0
Commercial loans	316,147	441,774	83,964	61,608	109,500
Agricultural loans	0	0	0	48,454	53,939
Credit cards and related plans	25,054	5,261	9,938	11,689	5,331
Other consumer	19,390	116,036	4,406	44,257	15,077
	$872,531	$2,016,001	$336,275	$227,430	$401,692
Recoveries:					
Residential real estate	$29,321	$1,940	$50,154	$39,291	$22,590
Commercial real estate	60,604	22,426	47,470	98,705	20,134
Agricultural real estate	4,431	0	0	0	617
Construction and land development	0	85	0	0	0
Commercial loans	7,931	39,499	18,362	11,850	15,717
Agricultural loans	0	12,352	0	0	2,070
Credit cards and related plans	2,373	4,199	5,704	1,081	1,264
Other consumer	3,709	9,694	8,915	40,736	16,297
	$108,369	$90,195	$130,605	$191,663	$78,689
Net charge-offs	$764,162	$1,925,806	$205,670	$35,767	$323,003
Provision charged to operations	$903,000	$1,257,000	$786,000	$327,000	$434,000
Balance - end of year	$5,870,512	$5,731,674	$6,400,480	$5,820,150	$5,528,917
Ratio of net charge-offs during the year to average loans outstanding during the year	0.25%	0.61%	0.07%	0.01%	0.13%
Ratio of allowance for credit losses to total loans at the end of year	1.94%	1.87%	1.96%	1.93%	2.07%

Deposits

At December 31, 2007, total deposits were $308,953,825, an increase of $15,292,155 or 5% compared to December 31, 2006. Certificates of deposit increased by $5.4 million or 4% compared to the prior year-end. The average cost of funds for certificates was 4.73% compared to 4.13% one year earlier.

Money market accounts increased $5.4 million or 7% higher than year-end 2006. The average cost of funds for money market accounts was 4.04% during 2007 compared to 4.03% during 2006.

NOW account balances were $2.3 million or 16% higher at year-end 2007 as compared to the prior year end. Savings accounts showed the only decline with balances falling $1.8 million or 10% lower than the prior year-end.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table sets forth the deposits as of the end of each of the three most recent fiscal years and period-to-period percentage increases (decreases):

(In thousands)	2007	2006	2005	Percent Increase (Decrease) 2007/06	2006/05
Non-interest bearing accounts	$45,090	$41,339	$39,546	9%	5%
NOW accounts	18,681	16,115	16,983	16	(5)
Savings accounts	15,948	17,722	19,792	(10)	(10)
Money market accounts	88,108	82,723	67,060	7	23
Certificates of deposit	141,127	135,763	154,873	4	(12)
Total deposits	$308,954	$293,662	$298,254	5%	(2)%

The following table shows, as of December 31, 2007, the maturities of time certificates of deposit in amounts of $100,000 or more:

(In thousands)	Certificates of Deposit
Three months or less	$9,861
Over three months through six months	7,526
Over six months through twelve months	11,829
Over twelve months	10,424
Total	$39,640

Investments

The investment portfolio is managed to provide liquidity and a stable source of income. Taxable securities are purchased and designated as available-for-sale to provide liquidity to meet loan growth or deposit withdrawals. Purchases of taxable securities are limited to maturities or average lives of five years or less. Non-taxable securities are purchased and designated as held-to maturity. Generally these purchases are securities issued by state and local municipalities with maturities of 15 to 19 years and some protection against early calls (usually around 10 years). These purchases are made to take advantage of upward sloping yield curves that reward long-term investors with higher interest rates and favorable interest rate spreads when compared to U.S. Treasury and U.S. Agency securities. No securities are purchased for trading purposes.

The following table shows the maturities of investment securities at December 31, 2007, and the weighted average yields of such securities:

(In thousands)	U.S. Government Agency Securities Amortized Cost	Yield	Mortgage-Backed and Other Securities Amortized Cost	Yield	State and Municipal Securities Amortized Cost	Yield	Total Securities Amortized Cost	Yield
Due in one year or less	$0	0.00%	$1,500	4.87%	$2,705	7.69%	$4,205	6.69%
Due from one to five years	2,900	5.34%	1,334	4.99%	8,976	8.18%	13,210	7.24%
Due from six to ten years	1,382	5.27%	0	0.00%	12,262	7.95%	13,644	7.68%
Due after ten years	7,843	4.89%	0	0.00%	12,557	7.75%	20,400	6.55%
TOTAL	$12,125	5.04%	$2,834	4.93%	$36,500	7.92%	$51,459	7.08%

Yields on tax-exempt securities have been computed on a fully taxable equivalent basis, assuming a Federal income tax rate of 34%. Mortgage-backed securities are allocated according to their expected prepayments rather than their contractual maturities. Securities available-for-sale and securities held-to-maturity are combined in the table presented above.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Other Borrowed Funds and Contractual Obligations

DBI utilizes a variety of short-term and long-term borrowings as a source of funds for DBI's lending and investment activities and for general business purposes. DBI has in place asset/liability and interest rate risk guidelines that determine in part whether borrowings will be short-term or long-term in nature. Federal Home Loan Bank (FHLB) advances and notes payable to banks consist of secured borrowing under existing lines of credit. At December 31, 2007, DBI had $81.9 million of established lines of credit.

DACC's primary sources of funding are short-term and long-term notes payable to banks. As of December 31, 2007, DACC had established lines of credit of $30 million of which $20.1 million was drawn in the form of short-term notes payable and $250,000 in long-term notes payable.

At December 31, 2007, total borrowings decreased $9.9 million or 18% lower than the previous year-end. During 2007, DSB reduced borrowings from the FHLB by $2 million. The reduction was primarily related to the increase in deposits. Note 9 - Long-Term Debt of the Notes to Consolidated Financial Statements contains information concerning the significant terms of the long-term borrowings.

The following sets forth information concerning other borrowed funds for DBI during each of the last three years:

	December 31,		
(In thousands)	2007	2006	2005
Short-term borrowings:			
Notes payable to banks	$20,747	$28,580	$28,230
Total short-term borrowings	$20,747	$28,580	$28,230
Long-term debt:			
Federal Home Loan Bank advances	$25,500	$27,500	$34,000
Other long-term debt	250	302	1,015
Total long-term debt	$25,750	$27,802	$35,015
Total other borrowed funds	$46,497	$56,382	$63,245
Short-term borrowings:			
Average amounts outstanding during the year	$24,044	$28,108	$23,657
Average interest rates on amounts outstanding during the year	5.66%	5.34%	3.35%
Weighted average interest rate at year end	5.02%	5.80%	4.43%
Maximum month-end amounts outstanding	$27,751	$28,875	$27,230

The following table provides information concerning DBI's known contractual obligations by payment date as of December 31, 2007:

	Less Than One Year	1 to 3 Years	3 to 5 Years	Over 5 Years	Total
(In thousands)					
Long-term debt obligations (1)	$3,560	$11,832	$5,104	$10,608	$31,104
Purchase obligations (2)	349	622	756	391	2,118
	$3,909	$12,454	$5,860	$10,999	$33,222

(1) Includes interest expense based on outstanding interest rate.
(2) Includes all identified purchase commitments greater than $25,000.

Capital Resources

Pursuant to regulations promulgated by the Federal Reserve Board, bank holding companies ("BHC's") with total assets above $500 million are required to maintain minimum levels of core capital as a percentage of total assets (leverage ratio) and total capital as a percentage of risk-based assets. Under these regulations, the most highly rated BHC's must meet a minimum leverage ratio of at least 3%, while lower rated BHC's must maintain a ratio of at least 4%. The regulations assign risk weightings to assets and off-balance sheet items and require a minimum risk-based capital ratio of 8%. At least half of the required 8% must consist of core capital. Core capital consists principally of shareholders' equity less intangibles, while qualifying total capital consists of core capital, certain debt instruments and a portion of the allowance for credit losses.

The table set forth below describes the ratios of DBI as of the end of the three most recent years, and the applicable regulatory minimums.

| | Ratios as of December 31, | | | Regulatory |
	2007	2006	2005	Minimums
Equity as a % of assets	12.6%	12.4%	12.2%	N/A
Core capital as a % of average assets	13.0%	12.5%	12.2%	4.0%
Core capital as a % of risk-based assets	16.0%	15.4%	14.9%	4.0%
Total capital as a % of risk-based assets	17.3%	16.6%	16.1%	8.0%

DBI's core and risk-based capital ratios are well above the regulatory minimums.

Stockholders' equity at December 31, 2007, increased 4% to $51,838,030 or $435 per share, compared with $50,042,376 or $420 per share one year ago. Cash dividends declared in 2007 were $14.40 per share compared with $14.30 and $14.10 in 2006 and 2005, respectively. The dividend payout ratio (dividends declared as a percentage of net income) was 52%, 85% and 66% in 2007, 2006 and 2005, respectively.

The ability of DBI to pay dividends on the Common Stock is largely dependent upon the ability of DSB to pay dividends on the stock held by DBI. DSB's ability to pay dividends is restricted by both state and federal laws and regulations. DSB is subject to policies and regulations issued by the FDIC and the Division of Banking of the Wisconsin Department of Financial Institutions ("the Division"), which, in part, establish minimum acceptable capital requirements for banks, thereby limiting the ability to pay dividends. In addition, Wisconsin law provides that state chartered banks may declare and pay dividends out of undivided profits but only after provisions have been made for all expenses, losses, required reserves, taxes and interest accrued or due from the bank. Payment of dividends in some circumstances may require the written consent of the Division. Note 17 - Regulatory Matters of the Notes To Consolidated Financial Statements contains information concerning capital ratios of DSB.

Management believes that 2008 earnings of DSB will be sufficient to pay dividends to DBI. DBI could also receive dividends from DACC, which has the earnings and capital strength to provide additional dividends to DBI. DACC had net income of $610,808, $599,082 and $640,664 for the years ended December 31, 2007, 2006 and 2005, respectively. The core capital as a percent of risk-based assets ratio of DACC as of December 31, 2007, was 22.3%.

DBI, as an accommodation to shareholders, announced a Stock Repurchase Policy on March 30, 1995. DBI limited purchases under the Policy in any six-month period to less than six percent of the common shares outstanding. The Policy had no fixed expiration date, although DBI could terminate the Policy at any time. DBI was not soliciting or encouraging shareholders to sell shares under the Policy. DBI suspended the Policy on September 11, 2006 resulting in no stock repurchases during 2007. Stock repurchases totaled $1,083,800 and $780,014 for the years ended December 31, 2006, and 2005, respectively.

Liquidity and Off-balance Sheet Arrangements

Liquidity refers to the ability of DBI to generate adequate amounts of cash to meet DBI's needs for cash. Loan requests typically present the greatest need for cash but liquidity must also be maintained to accommodate possible outflows in deposits. During 2007, net cash provided by operating activities amounting to $4.1 million, the increase in deposits of $15.3 million and the $3.4 million in proceeds from the sale of foreclosed assets, as shown in the Consolidated Statements of Cash Flows, provided the major sources of funding. The $9.9 million reduction in other borrowings, the $9.1 million increase in federal funds sold and the payment of $1.7 million in dividends were the major uses of cash during 2007.

DSB maintains liquid assets to meet its liquidity needs. These include cash and due from banks, marketable investment securities designated as available-for-sale and federal funds sold. DSB also has the ability to borrow approximately $18 million by means of the purchase of short-term federal funds from its principal correspondent banks. Management strives to maintain enough liquidity to satisfy customer credit needs, meet deposit withdrawal requests and any other expected needs for cash. Excess liquid assets are reallocated to achieve higher yields. One ratio used to measure the liquidity of banking institutions is the net loan to deposit ratio. The net loan to deposit ratio of DSB was 87%, 91% and 95% at December 31, 2007, 2006 and 2005, respectively. A high net loan to deposit ratio creates a greater challenge in managing adverse fluctuations in deposit balances and consequently this can limit growth. The net loan to deposit ratio reflects only on-balance sheet items. Off-balance sheet items such as commitments to extend credit and established borrowing lines of credit also affect the liquidity position.

MANAGEMENT'S DISCUSSION AND ANALYSIS

In order to increase available funding sources DSB is a member of the Federal Home Loan Bank (FHLB) of Chicago. As of December 31, 2007, the amount owed to the FHLB was $25.8 million. The borrowings are secured by residential mortgages. The amount of eligible borrowing from the FHLB of Chicago is determined by the amount of the residential loans held by DSB and by the amount of common stock of FHLB of Chicago purchased by DSB. The maximum amount of collateral that can be pledged to FHLB by DSB is limited by state law to four times capital. DSB could borrow an additional $20.4 million from the FHLB based on its $3.6 million investment in FHLB common stock and eligible collateral. DSB also sells loans to DACC and to the secondary mortgage market to improve its liquidity position. During 2007 DSB sold $3.2 million of residential loans to the secondary mortgage market. Other sources of liquidity for DBI consist of established lines of credit by DACC and by the parent DBI. As of December 31, 2007, DACC has unused lines of credit of $9.6 million and the parent company has an available line of credit of $5.4 million. See Note 12 – Commitments and Credit Risk in the Notes To Consolidated Financial Statements for a discussion of DBI's commitments to extend credit. As of December 31, 2007, DBI has no off-balance sheet arrangements other than the commitments to extend credit and the standby letters of credit disclosed in Note 12. Management believes DBI's liquidity position as of December 31, 2007, is adequate under current economic conditions.

During 2006, net cash provided by operating activities amounting to $4.1 million, the decrease in loans amounting to $12.3 million and the $3.0 million in proceeds from the sale of FHLB common stock, as shown in the Consolidated Statements of Cash Flows, provided the major sources of funding. The $6.9 million reduction in other borrowings, the $6.6 million increase in federal funds sold, the $4.6 million decrease in deposits and the payment of $1.7 million in dividends were the major uses of funds in 2006.

Quantitative and Qualitative Disclosures About Market Risk

DBI's principal market risk exposure is interest rate risk. The objectives of DBI's interest rate risk management are to minimize the adverse effects of changing interest rates on the earnings of DBI while maintaining adequate liquidity and optimizing net interest margin. Interest rate risk is managed by maintaining an acceptable matching of DBI's asset and liability maturity and repricing periods, thus controlling and limiting the level of earnings volatility arising from rate movements. DBI does not hold any assets or liabilities for trading purposes.

DBI's interest rate risk is limited by the short-term nature of the loan portfolio and by the short maturity structure of time deposits. DBI's investment securities portfolio and long-term debt instruments contain more interest rate risk because of their long-term structure. During periods of an upward-sloping yield curve, management has purchased longer-term securities to take advantage of the higher yields. The held-to-maturity portion of the investment portfolio contains municipal securities with maturities as long as nineteen years and consequently is subject to greater market value volatility during periods of rising or falling interest rates. The excess of market value over cost mitigates the current risk of the held-to-maturity portfolio. The held-to-maturity portfolio represents only 8.7% of total assets at year-end.

DSB's Asset Liability Committee monitors rate sensitive assets and liabilities and develops appropriate strategies and pricing policies. The committee, which meets monthly, consists of at least three members of senior management. The committee operates under quantifiable financial guidelines measuring interest rate risk as approved by DSB's Board of Directors in the Asset Liability Funds Management Policy. The committee reports to the Board of Directors on a quarterly basis. The committee relies on, among other things, modeling simulations to project the potential effect of various rate scenarios on net interest income.

The tables shown below indicate the behavior of DBI's interest margin as rates move up and down using a technique known as rate shock. It simulates ramping rate changes over the next twelve months and the reinvestment of maturing cash flows and repricing of both earning assets and interest-bearing liabilities. In order to simulate activity, maturing balances are replaced with new balances at the new rate level and repricing balances are adjusted to the new rate shock level. The interest is recalculated for each level along with the new average yield. Net interest margin is then calculated and margin risk profile is developed.

The following table summarizes results of simulations as of the end of the two most recent years:

	As of December 31, 2007		
Change in Interest Rates	Projected Net Interest Income	Increase (Decrease)	Percent Change
100 basis point rise	$13,143,000	$26,000	0.2%
No change	$13,117,000	--	--
100 basis point decline	$13,022,000	($95,000)	(.7)%

MANAGEMENT'S DISCUSSION AND ANALYSIS

As of December 31, 2006

Change in Interest Rates	Projected Net Interest Income	Increase (Decrease)	Percent Change
100 basis point rise	$12,796,000	($48,000)	(0.4)%
No change	$12,844,000	--	--
100 basis point decline	$12,874,000	$30,000	0.2%

The computations of the forecasted effects of hypothetical interest rate changes on projected net interest income are based on numerous assumptions. The calculations assume a constant yield curve and do not take into account any loan prepayments in the event of a decline in interest rates. The computed forecasted effects should not be relied upon as indicative of actual future results. Further, the computations assume the Asset Liability Committee takes no action in response to changes in interest rates.

Management also measures DBI's exposure to interest rate risk by computing the estimated rate shocked economic value of equity. Under this technique the components of the balance sheet are marked-to-market to compute the market value of equity. It is similar to a liquidation value assuming all of the assets are sold at fair market value and all of the liabilities are paid off at fair market value. The market value volatility is a function of term. The longer the maturity term, the greater the volatility (risk). Balances with very short terms have little market value risk, while long-term balances, such as those contained in DSB's investment portfolio, have much greater market value risk.

Market value calculations are complex and require good cash flow information in order to be precise. The simulation model that DBI utilizes approximates the average life of earning assets and interest-bearing liabilities; therefore, the resulting market value computations are estimates. The average life calculations are then used as a proxy for duration. Duration is defined as the percent change in market value (price) of a financial instrument for every 100 basis point change in interest rates. Using this technique, the approximate market values for the major balance sheet categories are calculated for various rate changes. The market value of equity is equal to the market value of assets minus the market value of liabilities.

The following table presents DBI's projected change in the market value of equity for various levels of interest rates as of the end of the two most recent years:

As of December 31, 2007

Change in Interest Rates	Estimated Market Value of Equity	Increase (Decrease)	Percent Change
100 basis point rise	$50,502,000	($1,331,000)	(2.6)%
No change	$51,833,000	--	--
100 basis point decline	$53,171,000	$1,338,000	2.6%

As of December 31, 2006

Change in Interest Rates	Estimated Market Value of Equity	Increase (Decrease)	Percent Change
100 basis point rise	$48,594,000	($552,000)	(1.1)%
No change	$49,146,000	--	--
100 basis point decline	$49,295,000	$149,000	1.0%

This analysis assesses the risk of loss in market rate sensitive instruments in the event of sudden and sustained changes in prevailing market interest rates. As of December 31, 2007, DBI's estimated changes in the market value of equity are within a range management considers acceptable. Certain shortcomings are inherent in the method of analysis presented in the computation of market value of equity. Actual results may differ from those projections presented should market conditions vary from assumptions used in these calculations.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table shows the repricing period for interest-earning assets and interest-bearing liabilities and the related gap based on contractual maturities, at December 31, 2007:

(In thousands)	0 to 6 Months	7 to 12 Months	1 to 2 Years	Over 2 Years
Loans	$133,137	$101,294	$27,163	$41,042
Investment securities	2,423	1,781	2,397	45,115
Federal funds sold	20,836	0	0	0
Other	5,784	0	0	802
Total earning assets	$162,180	$103,075	$29,560	$86,959
Interest-bearing deposits	$184,157	$44,400	$27,513	$7,171
Other borrowed funds	27,179	2,500	7,000	16,500
Total interest-bearing liabilities	$211,336	$46,900	$34,513	$23,671
Rate sensitivity gap	($49,156)	$56,175	($4,953)	$63,288
Cumulative rate sensitivity gap	($49,156)	$7,019	$2,066	$65,354
Cumulative ratio of rate sensitive assets to rate sensitive liabilities	76.74%	102.72%	100.71%	120.65%
Ratio of cumulative gap to average earning assets	-13.32%	1.90%	0.56%	17.71%

Mortgage backed securities are allocated according to their expected prepayments rather than their contractual maturities. For purposes of this analysis, NOW, savings and money market accounts are considered repriceable within six months.

The above gap analysis is used to identify mismatches in the repricing of assets and liabilities within specified periods of time or interest sensitivity gaps. The rate sensitivity or repricing gap is equal to total interest-earning assets less total interest-bearing liabilities available for repricing during a given time interval. A positive gap exists when total interest-earning repricing assets exceed total interest-bearing repricing liabilities and a negative gap exists when total interest-bearing repricing liabilities exceed total interest-earning repricing assets.

EMPLOYEES OF DENMARK BANCSHARES, INC.

Denmark
Debra K. Ausloos
Carol M. Behringer
Carole A. Bielinski
Christina M. Bienapfl
Mary B. Buresh
Claude E. Christensen
Sheena M. Craanen
Terese M. Deprey
Hilaria A. Dose
Mary J. Doucha
Lynnette E. Duckett
Donna P. Emmer
Jill S. Feiler
Joanna B. Fischer
Bonita M. Gauger
Patricia A. Gremore
Jodi G. Havlovitz
Dennis J. Heim
Melissa S. Hoyer
Linda L. Johanek
Richard C. Johnson
Donna J. Kafka
Melissa M. Kersten
Betty A. Kittell
Kim M. Kohn
Linda L. Kolarik
Ann M. Kozlovsky
Lawrence J. Kozlovsky
Evonne J. Kreft
Carl T. Laveck
Lynda A. Leanna
Julie A. Lemmens
Mark E. Looker
Lonnie A. Loritz
Stacy L. Magnuson
Rachel J. Markvart
Sandra R. Miller
Shawn E. Mueller
Kristina L. Nelsen
Sarah L. Neuser
Tamara A. O'Brien
John P. Olsen
Tobias H. Olsen
Anna M. Pearson

Denmark
Stephen N. Peplinski
Tammy A. Pribyl
Charles J. Rabitz
Bonnie L. Reindl
Linda M. Rentmeester
Sarah J. Schley
Diane M. Schlies
Kenneth J. Schneider
Steven M. Schneider
Mary L. Schultz
Cynthia L. Shimon
Lori A. Sisel
Tami A. Steinhorst
Jeanne M. Swagel
Kimberly J. Tess
Deanna L. Tilot
Jeffrey G. Vandenplas
Christie L. Van Ess
Allison J. Van Groll
Jeffrey J. Van Rens
Leroy M. Verkuilen
Cynthia M. Winiecki
Jeanne L. Wolf
Michelle R. Wotachek
Carol B. Wright

Bellevue
Brenda M. Allen
Joan M. DeGrand
Sara J. DeGrave
Erin A. Duckett
Jessica L. Gajeski
Amy R. Hertel
Amanda J. Jacquart
Ryan M. Johanek
Mary E. Kropp
Katherine A. Pelnar
Donna M. Post
Craig M. Schmidt
Glenn J. Whipp
Fern E. Wolf

Maribel
Edwin R. Duckart
Sara L. Fels
Debbie A. Grenier
Ellen M. Klarkowski
Linda M. Kuik
Tami J. Pelischek

Reedsville
Linda L. Beyer
Barbara A. Lorrigan
Sharie L. Mack
Joan C. Popp
Sara J. Popp
Darlene F. Schmieder
Gail S. Wegner

Whitelaw
Beverly J. Evenson
Debra J. Habeck
Deborah L. Kopidlansky
Colleen M. Meidl
David H. Radue
Bonnie M. Vogel
Kristine Weber

Wrightstown
Tiffany L. Allen
Polly L. Novitski
Richard J. Schmieder
Katherine R. Wilson

Directors of Denmark Bancshares, Inc.

Terese M. Deprey
Secretary
Denmark Bancshares, Inc.

Thomas N. Hartman
President
Hartman's Towne and Country Greenhouse, Inc.
Director of Denmark State Bank

Michael L. Heim
President
Heim Trucking Company
Director of Denmark State Bank

Darrell R. Lemmens
Former President
Denmark Bancshares, Inc.

Mark E. Looker
Vice President
Denmark Bancshares, Inc.

Edward Q. Opichka, D.D.S.
Retired Owner
Edward Q. Opichka Dental Practice

Allen M. Peters
Retired Teacher and Athletic Director
Reedsville School District
Director of Denmark State Bank

Thomas F. Wall
Retired Sales Account Manager
Natural Beauty Growers
Director and Chairman of the Board of Denmark State Bank

Nominee for Director of Denmark Bancshares, Inc.

Kenneth A. Larsen, Sr.
CFO, Portside Builders, Inc.
Sole Member, K.A. Larsen Consulting, LLC
Director of Denmark State Bank

Director of Denmark State Bank

Diane L. Roundy
Director of Business Development
Schenck Business Solutions

Executive Officers of DBI and DSB

John P. Olsen
President
Denmark Bancshares, Inc. and Denmark State Bank
Director of Denmark State Bank

Terese M. Deprey
Secretary of Denmark Bancshares, Inc.
Vice President of Denmark State Bank

Jill S. Feiler
Vice President of Retail Banking
Denmark State Bank

Dennis J. Heim
Vice President of Denmark Bancshares, Inc.
Sr. Vice President and CFO of Denmark State Bank

Linda L. Johanek
Vice President of Human Resources
Denmark State Bank

Carl T. Laveck
Executive Vice President, Chief Credit Officer and Business Banking Manager of Denmark State Bank

Mark E. Looker
Vice President of Denmark Bancshares, Inc.
Vice President of Denmark State Bank

Lonnie A. Loritz
Vice President
Denmark State Bank

David H. Radue
Vice President and Branch Manager
Denmark State Bank

Kimberly J. Tess
Assistant Vice President and Controller
Denmark State Bank

Jeffrey J. Van Rens
Vice President
Denmark State Bank

Glenn J. Whipp
Vice President and Branch Manager
Denmark State Bank

QUARTERLY FINANCIAL INFORMATION

MARKET INFORMATION

The following table shows market price information and cash dividends paid for DBI's common stock:

2006	End of Quarter (Unaudited)	Value (1) High	Low	Dividends Paid (2)
1ˢᵗ Quarter	$418	$884	$884	$7.10
2ⁿᵈ Quarter	420	884	878	
3ʳᵈ Quarter	422	882	877	7.15
4ᵗʰ Quarter	420	875	850	
2007				
1ˢᵗ Quarter	$427	$886	$850	$7.15
2ⁿᵈ Quarter	425	875	840	
3ʳᵈ Quarter	433	875	860	7.20
4ᵗʰ Quarter	435	750	375	
2008				
Through March 1	N/A	$850	$800	$7.20

1) See the following page for additional information about the market value of DBI Common Stock.
2) The ability of DBI to pay dividends is subject to certain limitations. See "Capital Resources" in Management's Discussion and Analysis.

As of March 1, 2008 DBI had 1,523 shareholders of record. Beneficial owners of DBI's Common Stock whose shares are held in "nominee" or "street" name are not included in the number of shareholders of record.

SELECTED FINANCIAL INFORMATION

The following table sets forth certain unaudited results of operations for the periods indicated:

(In thousands except per share data)   For the Quarter Ended

2006	March 31	June 30	September 30	December 31
Interest income	$6,064	$6,121	$6,191	$6,307
Interest expense	2,868	3,066	3,118	3,146
Provision for credit losses	275	261	486	235
Net income	592	401	350	672
Net income per share	4.94	3.35	2.94	5.64
2007				
Interest income	$6,372	$6,457	$6,858	$6,505
Interest expense	3,154	3,205	3,288	3,109
Provision for credit losses	278	175	350	100
Net income	770	720	779	1,041
Net income per share	6.46	6.06	6.54	8.74

STOCK PERFORMANCE GRAPH

The following line graph shows a comparison of the yearly percentage change in the cumulative total shareholder return on Denmark Bancshares, Inc. Common Stock with the cumulative total returns of the Nasdaq Bank Composite Index and the Nasdaq Composite Stock Market Index. Cumulative total shareholder return includes the change in year-end stock price and assumes reinvestment of dividends. The graph assumes $100 was invested in Denmark Bancshares, Inc. Common Stock and for each index on December 31, 2002. The Common Stock of DBI trades sparsely. There is no established market for the Common Stock of DBI and it is unlikely that such a market for the shares will develop in the foreseeable future. Most of the prices of DBI Common Stock used to determine the cumulative total shareholder return were based on repurchases of Common Stock by DBI pursuant to a Stock Repurchase Policy. The Stock Repurchase Policy provided that shares offered to DBI could be purchased as an accommodation to shareholders at a specified percentage of book value computed as of the most recently publicly filed Form 10-Q or 10-K preceding the purchase. The applicable percentage was 210% of book value from March 28, 2001 through September 11, 2006.



Stock/Index	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07
Denmark Bancshares	$100	$122	$129	$132	$130	$117
Nasdaq Bank Composite	$100	$129	$147	$144	$162	$130
Nasdaq Stock Composite	$100	$151	$165	$168	$186	$205